
03059864

ARS

AUG 19 2003


AT THE CENTER OF IT ALL

FedEx delivers the certainty
the world needs today.

FedEx Corporation connects the global economy with the widest range of transportation, information and supply chain services.

FedEx Services supports the global FedEx brand with consolidated sales, marketing, information technology and supply chain services.



FedEx Express is the world's largest express transportation company, providing fast, reliable delivery to 214 countries, including every address in the United States.

FedEx Ground is North America's second-largest ground carrier for small-package business shipments, including business-to-residential service through FedEx Home Delivery.

FedEx Freight is the largest U.S. regional less-than-truckload freight company, providing next-day and second-day delivery of heavyweight freight within the United States and from key international markets.

FedEx Custom Critical is the "24/7" option for urgent shipments, providing nonstop, door-to-door delivery in the contiguous United States, Canada and Europe.

FedEx Trade Networks facilitates international trade as the largest-volume customs filer in the United States and a one-stop source for freight forwarding, advisory services and trade technology.

Dear Fellow Shareowners:

FedEx continues to help shape and accelerate today's fast-moving world of business. We're at the heart of deep changes in global commerce, and we are creating new ways to serve our customers and expand opportunities for growth.

FedEx transportation services provide the single most important element that every shipper needs – certainty. We deliver both shipments and the related information about them exactly as customers need, virtually anywhere in the world. We provide a broad portfolio of service options. And all of this is becoming crucial to businesses striving to transform complex supply chains into more efficient engines of growth and profitability.

This deep-seated transformation of commerce – and FedEx's expanding role in it – is having a positive effect on FedEx, contributing to a 9-percent increase in consolidated revenues for fiscal 2003 to $22.5 billion. And despite extremely difficult economic conditions, we increased net income 17 percent to $830 million and achieved record earnings of $2.74 per diluted share. The price of FedEx common stock also reached an all-time high during a period in which the S&P 500 Index fell nearly 10 percent.

Capitalizing on Growth Opportunities

We are pleased – but not surprised – by these results. Based on our new strategy outlined more than three years ago, FedEx has pursued growth opportunities domestically, internationally and with cross-company solutions, while working to better manage costs and optimize our various transport networks.

In FY03, double-digit volume gains at FedEx Ground paced our domestic growth, with our reliable, low-cost service gaining market share. We gave our customers even more this year by expanding our FedEx Home Delivery network, which serves the business-to-consumer market, to reach virtually 100 percent of the United States. This innovative residential delivery service doubled its number of customers in a year and became profitable in the second quarter, well ahead of schedule.

Internationally, our unsurpassed worldwide FedEx Express network continued to lead the market with FedEx International Priority volume up 9 percent year-over-year. Based on regional growth prospects, we doubled our capacity between Europe and Asia and opened a new hub in Toronto that will improve connections between Canada, the United States and other key markets.

A major additional growth opportunity rests in potential synergies between our operating companies – part of our "operate independently, compete collectively" business model. By operating our major transportation networks independently, we can flexibly expand or contract each business as customer demands dictate. At the same time, we can create unique, customized supply chain solutions for customers, using our various operating companies.

For example, FedEx Freight began offering less-than-container-load ocean service to and from Europe through a sister company, FedEx Trade Networks. The two teamed up again, along with FedEx Ground, to offer service from Asia to the United States via our new Ocean-Ground Distribution service. Customers benefit from faster transit times and reduced shipment handling that translate into increased efficiency and lower operating costs.

As these examples illustrate, we are keenly focused on the "compete collectively" part of our strategy. In the same vein, our sales team is taking full advantage of the power of our portfolio by selling express services in ground-intensive industries. Our award-winning Web site – the first to offer online shipping and tracking – was relaunched this year to make it easier for customers to access the complete range of FedEx services.

Maintaining Cost Control

While we are dedicated to growing, we know that we also must keep a watchful eye on costs and expenses to reach our financial goal of increasing net income at a pace that exceeds our top-line revenue growth and generates solid positive cash flow.

To these ends, at FedEx Express, we took several measures this year to reduce our cost structure. By carefully managing aircraft capacity, consolidating facilities and improving productivity, we reduced FedEx Express capital expenditures by 15 percent. We recently offered voluntary early retirement and severance incentives to certain U.S.-based salaried staff at FedEx Express. The incentives are expected to save about $150 million to $190 million a year in FY05 and

beyond. In addition, to stem escalating pension costs, we introduced a Portable Pension Account that will result in long-term savings.

Overall, FedEx Corporation continued to reduce capital spending in FY03, even as we invest in high-return projects. For example, one of our largest capital commitments over the next six years will be to nearly double our daily capacity at FedEx Ground, based on anticipated continued growth. This $1.8-billion expansion plan includes the addition, relocation or expansion of more than 330 operating facilities.

We also have initiatives underway to grow revenue without adding assets. That's exactly what we did with our U.S. Postal Service contract. This agreement, which helped boost our U.S. Express freight revenues, uses existing aircraft that would otherwise be idle during the day.

All of these initiatives are part of our commitment to achieving our stated financial goals – growing EPS by 10 to 15 percent, improving financial returns and generating strong cash flow.

Delivering Certainty in Uncertain Times

We look to the future with confidence and energy. We have a solid strategy, a strong franchise in the FedEx brand – one of the world's most admired – and the potential for growth and improved results as the economy improves.

FedEx is dedicated to delivering certainty, even in uncertain times. As we move forward, we will focus on five critical themes, which we illustrate in the stories of FedEx employees, customers and strategic alliances beginning on the following pages of this report:

- ***Vision:** It's the foundation of any successful business, and it starts with the management team. Our core strategy is clear and reinforced throughout the organization through effective communications.*
- ***Service:** We must continue to streamline all our internal processes that touch the customer to deliver a flawless experience every time. We are delighted at being ranked highest in the J.D. Power and Associates* 2002 Small Package Delivery Service Business Customer Satisfaction Study℠ *for air, ground and international delivery services, and we look forward to raising the service bar even higher.*
- ***People:** Our diverse and talented employees around the world are united in their absolutely, positively, whatever-it-takes spirit. No matter which operating company they work for, their teamwork and their commitment run purple.*
- ***Innovation:** We will continue to invest in new technologies such as a real-time wireless pocket PC that gives our FedEx Express couriers fast wireless access to the FedEx network.*
- ***Value:** As we add more value to our customers' businesses, we believe we can also create more value for our shareowners.*

As a final note, I would like to welcome two new members to the FedEx Board of Directors – August A. Busch IV, president of Anheuser-Busch, Inc., and John A. Edwardson, chairman and chief executive officer of CDW Corporation. In addition, I would like to express our sincere appreciation to Ralph D. DeNunzio and F. Sheridan Garrison, who are retiring from the Board, for their service to FedEx. Their wise counsel and hard work have benefited our company greatly.

With a strong leadership team, a clear vision for the future and great people committed to delivering superior customer service, we believe we have the components for continued success. We look forward to a good FY04 for our customers, our teammates and our shareowners.

Sincerely,



Frederick W. Smith
Chairman, President and Chief Executive Officer

Financial Highlights

In millions, except earnings per share

	2003	2002	Percent Change
Operating Results			
Revenues	$22,487	$20,607	+ 9
Operating income	1,471	1,321	+11
Operating margin	6.5%	6.4%	
Net income	830	710	+17
Diluted earnings per common share	$ 2.74	$ 2.34	+17
Average common and common equivalent shares	303	303	–
Capital expenditures	$ 1,511	$ 1,615	- 6
Financial Position			
Total assets	$15,385	$13,812	+11
Long-term debt, including current portion	2,017	1,806	+12
Common stockholders' investment	7,288	6,545	+11


1999
2000
2001
2002
2003
$16.8
$18.3
$19.6
$20.6
$22.5
REVENUE (IN BILLIONS)


1999
2000
2001
2002
2003
$2.10
$2.32
$1.99
$2.34
$2.74
DILUTED EARNINGS PER COMMON SHARE


1999
2000
2001
2002
2003
14.6%
14.6%
10.9%
11.4%
12.0%
RETURN ON AVERAGE EQUITY


1999
2000
2001
2002
2003
10.6%
8.9%
9.6%
7.8%
6.7%
CAPITAL EXPENDITURES (% OF REVENUE)


1999
2000
2001
2002
2003
22.8%
27.1%
26.4%
21.6%
21.7%
DEBT TO TOTAL CAPITALIZATION


1999
2000
2001
2002
2003
$54.81
$35.50
$40.00
$53.95
$63.98
STOCK PRICE (MAY 31 CLOSE)


FedEx



FedEx is as vital to the global supply chain as currency is to commerce. We move more types of packages to more places – in more ways – than you might imagine. All with the information our customers need. That's been both our business model and competitive advantage from Day One. We call it "delivering certainty." Certainty is what you expect when you choose FedEx delivery services, and as you will see, it is what defines, differentiates and unifies us.

We've always been able to see what makes tomorrow work.


1
San
Francisco
Daly
EXIT


Spartan
701725
FedEx
Home Delivery
fedex.com



"FROM DAY ONE, FRED SMITH HAD A VISION FOR THIS COMPANY — A VISION OF CONNECTING THE WORLD IN WAYS THAT WE DIDN'T KNOW WERE POSSIBLE 30 YEARS AGO." *Don Eaves, FedEx Express employee 234*

FedEx is constantly evolving to meet tomorrow's business needs. Few people know that better than Don Eaves, a manager in our aircraft structural shop. Eaves has been with FedEx since January 2, 1973 — a full three months before the company officially took off into history by delivering 186 packages to just 25 U.S. cities using 14 small Falcon jets. At the time, the former crop duster never dreamed that FedEx Express could grow to a fleet of 643 aircraft, part of a family of companies that deliver more than 5.3 million packages a day. "Not everyone believed in Fred's vision, but we did," Eaves said. "It's the one thing here that never changes."






FedEx


MAKE TOMORROW WORK


FedEx

The most important thing we deliver is peace of mind.


TIMBERLAND
SEMI• ANNUAL SALE

"LAST YEAR'S PORT SHUTDOWN COULD HAVE CRUSHED OUR HOLIDAY BUSINESS. FEDEX TRADE NETWORKS FIGURED OUT AN INGENIOUS WAY TO GET OUR PRODUCTS TO MARKET." *Leo Vershoor, The Timberland Company, senior director of global transportation*

During the West Coast port shutdown, 630,000 pairs of Timberland shoes and boots were stranded in Hong Kong awaiting shipment to the United States for peak holiday sales. FedEx Trade Networks custom-designed a transportation solution that shipped the shoes by barge to Macau, China, transported the footwear on nine chartered aircraft to Vancouver, Canada, and finally trucked the merchandise into the United States, clearing customs at the border. The coordinated solution helped "save Christmas" for Timberland – a company that relies on FedEx Express and FedEx Ground to deliver its merchandise to retail stores year-round.

"YESTERDAY, I HAD KIDS STOP ME ON THE STREET AND SAY, 'WHERE'S MY BOOK? WHERE'S MY BOOK?'"

Iris Ferreira, FedEx Home Delivery


PEACE OF MIND

How do you deliver more than 400,000 Harry Potter books in a single Saturday? Amazon.com and Barnes & Noble.com turned to FedEx Express and FedEx Home Delivery to accomplish the magical feat when Harry Potter and the Order of the Phoenix *was released on June 21. In just three years since its launch, FedEx Home Delivery has grown to serve virtually 100 percent of the U.S. population – a good thing for the thousands of children anxiously awaiting the latest Harry Potter installment. "I love this job," said Ferreira, a native of Brazil who now manages three FedEx Home Delivery routes in San Francisco. "On a day like today, I get to make 100 kids and their parents very happy."*



"THANKS TO THE TIMELINESS AND CONSISTENCY OF FEDEX FREIGHT, WE'VE BEEN ABLE TO MOVE PRODUCT FROM DELIVERY TRUCK TO SELLING FLOOR IN LESS THAN 12 HOURS." *Fred Boehler, Borders Group, director of supply chain management*

Books ring up at the cash register one at a time. But, with the help of FedEx Freight, they arrive at the loading docks of Borders stores by the ton – an average of nearly 2,500 pounds of books per shipment, several times a week. It's all part of a wide-ranging effort to streamline the Borders Group supply chain, speeding merchandise to the sales floor of its Borders and Waldenbooks stores. According to Boehler: "The FedEx Freight track record has been outstanding, with an on-time delivery record better than 99 percent."

"FEDEX IS A VITAL LINK IN OUR SUPPLY CHAIN IN CHINA AND ACROSS THE WORLD. WE RELY ON ITS GLOBAL NETWORK TO MAKE ON-TIME DELIVERIES TO CUSTOMERS WHO DEPEND ON OUR PRODUCTS." *Ou Liangsheng, Fairchild Semiconductor, general manager*


PEACE OF MIND

When Fairchild Semiconductor opened a new 800,000-square-foot assembly plant in Suzhou, China, it needed a strong supply chain alliance to connect the high-tech facility to customers throughout the fast-growing region and around the world. FedEx – the first company to provide express delivery service in China – was the logical choice. Last April, to the sound of champagne toasts and exploding fireworks, Fairchild celebrated the launch of its new Suzhou facility. Employees from both companies cheered as the first carton of export products was ceremoniously placed on a FedEx Express van.

No two words describe us better than "absolutely" and "positively."


FedEx
Custom Critical



"IT'S LITERALLY A JUNGLE OUT THERE WITH WILD BIRDS, CROCODILES AND SCREECHING MONKEYS JUST OUTSIDE YOUR VEHICLE. I TOLD MYSELF TO STAY CALM AND RELY ON MY COURIER INSTINCTS." *Oscar Bernal, FedEx Express*

A customer in a remote area of Mexico desperately needed an important package. But treacherous roads were making it tough for any deliveries to get through. Even on his day off, Oscar Bernal, manager of the FedEx Express station in Cancun, took it upon himself to get the job done, driving over two hours, across unpaved roads, on the beach where necessary, into the dense jungle. Bernal reached his destination on time to personally deliver the package – a passport the customer needed to make a trip the next day. "I never thought twice," he said. "At FedEx, we do whatever it takes."


ABSOLUTELY, POSITIVELY



"WE'RE JUST ONE CAMPAIGN IN ONE AREA. MULTIPLY THAT BY WHAT FEDEX IS DOING AROUND THE WORLD, AND IT MAKES YOU REALIZE THAT WE REALLY CAN MAKE A DIFFERENCE." *Debi Carrubba, FedEx Express*

Few honors are as prestigious as the Spirit of America Award from United Way of America. This year, FedEx earned the recognition both nationally and locally. Accepting the award from the Bay Area United Way, Debi Carrubba symbolized the extraordinary philanthropic efforts of FedEx and its employees around the world. Carrubba's winning campaign contributed to a cause particularly close to her heart – Camp Okizu for children with cancer. Her cousin, Gina, went to the camp at age nine after being diagnosed with the disease. Money raised by FedEx helped build two new care-giving cabins. "Everybody starts with a personal reason to get involved," Carrubba said. "But, being part of the FedEx family, you quickly realize that what you do fits into the bigger picture."

"TO MOST PEOPLE, IT WOULD SEEM LIKE ONE PACKAGE, BUT ITS DELIVERY HELPED US WIN A $2 MILLION ACCOUNT."
Alan Kee, Smith & Nephew Orthopaedics, engineering project manager


ABSOLUTELY, POSITIVELY

Alan Kee had a big problem. A physician – and potential new customer – needed one of Smith & Nephew's products for surgery the next day. But instead of the overnight service he requested, the package had been sent via three-day service by mistake. Smith & Nephew's customer contact, Ronita Pickard, called FedEx and spoke with Bill Davis, customer service advocate, who worked with Kee around the clock to track the package and expedite its delivery by 7:00 that night. "Bill not only got us what we needed, he called me from his home that evening to make sure it arrived," Kee said. FedEx's fast response also helped deliver something else Smith & Nephew hoped to obtain – a valuable new account.



"WHEN I SAW THE BURNING CAR, I JUST REACTED. I THOUGHT TO MYSELF, 'THERE'S NO WAY I'M GOING TO LET THESE PEOPLE DIE LIKE THAT.'" *Charles Ingram, FedEx Ground*

FedEx employees perform extraordinary feats for customers every day. But last October, Charles Ingram was a true life-saver when he rescued two people trapped in a burning vehicle while on his route in metro Atlanta. Risking his own life, Ingram grabbed a hammer from his truck, broke the rear window of the fiery wreck and pulled the passenger to safety. Then he broke the front window to rescue the unconscious driver, whose foot was still pressed on the gas pedal. Thanks to Ingram's selfless action, both victims survived the accident, as an emergency medical team quickly arrived on the scene.


ABSOLUTELY, POSITIVELY

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Our innovations change the marketplace.



"FEDEX REPRESENTS THE IDEAL GLOBAL BUSINESS MODEL FOR THE FUTURE. IT'S ALWAYS BEEN A COMPANY THAT DELIVERS THE SERVICE AND INFORMATION CUSTOMERS NEED TO INCREASE PRODUCTIVITY AND DRIVE RESULTS." *John Chambers, Cisco Systems, CEO*

FedEx and Cisco are mutual customers with a shared vision – leveraging the power of networks to connect today's global marketplace. Our physical network enables companies to move parts and products more efficiently through intricate supply chains. Cisco's technology powers virtual networks that provide the real-time information needed to keep those supply chains moving smoothly. "FedEx has implemented Internet-based networking applications that continue to drive productivity not just for themselves, but also for their customers," Chambers said. "This impacts what's most important for businesses large and small – the results they deliver to shareholders."

"MORE DATA MEANS MORE EFFICIENT DELIVERIES. OUR GOAL IS TO PUT MORE INFORMATION AT OUR EMPLOYEES' FINGERTIPS THAN ANY OTHER COMPANY CAN PROVIDE." *Mark Thomas, FedEx Services, manager of scanning technology*


CHANGE THE MARKETPLACE

FedEx companies scan barcodes over 62.4 million times a day to keep packages and information moving across town or around the globe. But the barcode is changing, from a traditional version that captures only 32 numbers to a 2D barcode that will carry up to 500 characters of critical tracking data. To read those new barcodes, FedEx Express will introduce a wireless, handheld computer called FedEx PowerPad. "We'll be able to upload data faster, plan our routes better and even allow customers to put special instructions right in the barcode," Thomas explained. Already in use by FedEx Ground, the new data-rich 2D barcode system will be rolled out to FedEx Express later this year.



"THE FEDEX TRUCK IS AN AMERICAN ICON OF THE 21ST CENTURY. ITS NEW HYBRID VEHICLES SYMBOLIZE EVEN MORE – A COMPANY THAT IS WILLING TO PUT ITS VALUES INTO ACTION TO MOVE US TOWARD CLEANER AIR AND A HEALTHIER PLANET."
Fred Krupp, Environmental Defense, president

FedEx loves a challenge. Especially when it can improve both our business and our world. So when Environmental Defense, a prominent organization dedicated to protecting the environment, asked FedEx Express to work with its team to develop a cleaner, more efficient delivery vehicle, we enthusiastically accepted. The result will be a brand new fleet of hybrid electric vehicles that will increase fuel efficiency by 50 percent and reduce emissions. Built by Eaton Corporation, the first 20 hybrid vehicles will be placed in four key cities starting at the end of the year.


CHANGE THE MARKETPLACE

We believe in the value of certainty

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FedEx Growth Outperformed Economic Growth

FedEx Corp. Revenue Growth vs. Nominal GDP Growth*


10.0
8.0
6.0
4.0
2.0
percent 0
1998
1999
2000
2001
2002
FEDEX CORP. REVENUE GROWTH
NOMINAL GDP GROWTH (REAL GDP GROWTH PLUS INFLATION)

* Nominal GDP growth is represented by calendar year periods. FedEx Corp. revenue growth is represented by 12-month periods ending November 30.



"BY MANAGING OUR BUSINESS AS A PORTFOLIO, FEDEX PROVIDES INVESTORS WITH A UNIQUE COMBINATION OF VALUE AND GROWTH – A COMPANY ABLE TO INCREASE REVENUES AND INCOME IN BOTH UP AND DOWN ECONOMIC CYCLES." Gene Huang, FedEx Corporation, chief economist

For more than 30 years, FedEx has invested in certainty – building a hub-and-spoke global network, adding the information intensity that today's businesses demand and diversifying the services that we provide to customers. These investments are clearly paying off. Our flexible portfolio enables us to align with the fastest-growing economic segments to outpace economic growth, while providing steady returns for our shareholders. "We are both a growth and a value company, so no matter what phase the market is in, we're positioned well," said Huang, who was honored as BusinessWeek*'s most accurate economic forecaster for 2002. "Our portfolio is a buffer against economic shocks, helping us weather business cycles better."*


FedEx

FedEx Stock Outperformed the Market

Comparison of Five-Year Cumulative Total Return*


250
200
150
100
50
dollars 0
1998
1999
2000
2001
2002
2003
FEDEX (FDX) COMMON STOCK
S&P 500
DOW JONES TRANSPORTATION AVERAGE

* Represents changes over the past five fiscal years in the value of $100 invested on May 31, 1998, and assumes the reinvestment of all dividends.


FedEx

FedEx investment doubled in 5 years


RETURN ON CERTAINTY

Message from the CFO:
If you don't typically read through our financial results, I urge you to make an exception. In FY03, we demonstrated the power of our diversified portfolio of services with great success, and it's clearly illustrated on the following pages.

When you look through our consolidated results, you'll see a powerful yet flexible transportation company that has learned to capitalize on the strengths of its individual subsidiaries.

While our domestic businesses continued to be pressured by a sluggish economy, total revenue grew 9 percent on the strength of FedEx Ground, our FedEx Express international business and higher yields at FedEx Freight. On the expense side, we came into the year knowing we'd incur certain unavoidable costs – including an $80 million increase in pension expense, higher fuel prices and rising healthcare costs. However, we still managed to grow operating income, net income and earnings per share at double-digit rates.

Once again, we reduced capital expenditures while investing in several important projects at our fastest-growing business segments. Despite the more than $1 billion contribution to our pension plans, FedEx was cash-flow positive for the second consecutive year. This helped us fund our dividend and stock repurchase programs. Cash levels increased by $207 million and total common stockholders' investment improved by $743 million during the year.

When you read the results from our major operating companies, you'll see three companies with very different business environments but very similar business goals.

Our FedEx Express unit remained hardest hit by the current environment. Domestic volume increased just 1 percent overall, but the rebound in international express volumes and the transportation agreement with the U.S. Postal Service helped FedEx Express grow revenue by 7 percent. However, since FedEx Express incurred the bulk of the previously mentioned cost increases, operating income fell 3 percent. FedEx Express continues to align its cost structure with current demand levels to improve productivity. The recently announced voluntary early retirement and severance programs are important steps in that process.

At FedEx Ground, volume and yield showed continued strength, leading to a 47 percent increase in operating income and a 14.5 percent operating margin. FedEx Ground is focused on sustaining its growth and productivity, as it continues its six-year plan to double network capacity.

FedEx Freight finished the year with solid yield growth, increasing revenue by 8 percent and operating income by 6 percent. Yield management and service enhancement will continue to be important focus items while FedEx Freight positions itself to take full advantage when the economic recovery gains momentum.

One last, and very important, point: as you read our results, you can have complete confidence in our financial reporting. Our Internal Audit department examines the effectiveness of our controls and processes across the corporation on an ongoing basis to ensure consistent, accurate financial reporting. Our Audit Committee, along with our external auditors, is very involved in the review of our disclosures. FedEx has a long history of providing high-quality, transparent financial disclosures, and we've worked hard to make our disclosures even more transparent and easier to understand. You can read a detailed explanation of the critical accounting policies and judgments we make in the Management's Discussion and Analysis section of this report.

Thank you for your continued support as a FedEx shareholder. After reading the following report, I hope you will share my enthusiasm for the quality of this year's financial results, my confidence in our portfolio of services and my faith in our ability to deliver improved returns across all of our businesses.



Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

GENERAL

The following management's discussion and analysis describes the principal factors affecting the results of operations, liquidity and capital resources, as well as the critical accounting policies, of FedEx Corporation (also referred to as "FedEx"). This discussion should be read in conjunction with the accompanying audited financial statements, which include additional information about our significant accounting policies, practices and the transactions that underlie our financial results.

FedEx is one of the largest transportation companies in the world. Our business strategy is to offer a portfolio of transportation services through our independently operated business units. These business units are primarily represented by our reportable operating segments: FedEx Express, the world's largest express transportation company; FedEx Ground, North America's second largest provider of small-package ground delivery service; and FedEx Freight, the largest U.S. provider of regional less-than-truckload ("LTL") freight services. Our diversified portfolio of services has allowed FedEx to continue to generate revenue and earnings growth during challenging economic times.

The key factors that affect our operating results are the volumes of shipments transported through our networks, as measured by our average daily volume; the mix of services purchased by our customers; the prices we obtain for our services, as measured by average price per shipment (yield); our ability to manage our cost structure for capital expenditures and operating expenses such as salaries, wages and benefits, fuel and maintenance; and our ability to match operating costs to shifting volume levels.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2003 or ended May 31 of the year referenced and comparisons are to the prior year.

RESULTS OF OPERATIONS

Consolidated Results

The following table compares revenues, operating income, operating margin, net income and diluted earnings per share (dollars in millions, except per share amounts) for the years ended May 31:

	2003	2002	2001[1]	Percent Change 2003/2002	Percent Change 2002/2001
Revenues	$22,487	$20,607	$19,629	+ 9	+ 5
Operating income	$ 1,471	$ 1,321	$ 1,071	+11	+23
Operating margin	6.5%	6.4%	5.5%		
Net income	$ 830	$ 710[2]	$ 584	+17	+22
Diluted earnings per share	$ 2.74	$ 2.34	$ 1.99	+17	+18

(1) Results for 2001 include noncash charges of $102 million for impairment of certain assets related to aircraft programs at FedEx Express and a $22 million reorganization charge at FedEx Supply Chain Services. These charges were $78 million after tax or $0.27 per diluted share. See Notes 19 and 21 to the accompanying audited financial statements.
(2) Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million or $0.05 per share, net of tax) to reduce the carrying value of certain goodwill to its implied fair value. See Note 4 to the accompanying audited financial statements.

Revenue growth during 2003 was attributable to the continued substantial growth of our FedEx Ground business, increased international volumes at FedEx Express and higher revenues at FedEx Freight. Increased U.S. freight volumes at FedEx Express also contributed to consolidated revenue growth, as we benefited from a full twelve months of revenue under the transportation agreement with the U.S. Postal Service ("USPS"), which commenced in late August 2001. During 2002, revenue growth reflected a 21% increase at FedEx Ground and increased U.S. freight volumes from the USPS agreement. In 2002, volume levels in our FedEx Express U.S. domestic and international package services declined as a result of weakness in the U.S. and global economies (particularly in the manufacturing and wholesale sectors) and the impact of the September 11, 2001 terrorist attacks.

Operating income increased 11% in 2003 as FedEx Ground improved its operating margin to 14.5%, which more than offset a decline in the operating margin at FedEx Express. The sluggish economy, combined with significant increases in pension and healthcare costs and higher maintenance expenses, reduced profitability at FedEx Express in 2003 despite continued cost control efforts. Variable compensation declined in 2003 based on below-plan performance at FedEx Express. During 2002, operating income increased 23%, largely due to the contributions of FedEx Ground and FedEx Freight, and the fact that 2001 included approximately $124 million in noncash charges (discussed below). Discretionary spending (such as professional fees and travel-related expenses) stayed relatively flat in 2003, as cost control remained a focus. During 2002, discretionary spending was approximately $108 million lower.

Pension costs were approximately $80 million higher in 2003 on top of a $90 million increase in 2002, due principally to lower discount rates and decreased returns on pension plan assets. Although not required, we made additional contributions exceeding $1 billion to our qualified U.S. domestic pension plans during 2003 to ensure that our pension plan assets exceeded the related accumulated benefit obligations at our February 28, 2003 plan measurement date.

During 2002, we implemented new indices for calculating fuel surcharges at FedEx Express and FedEx Ground, which more closely link the surcharges to prevailing market prices for jet and diesel fuel. Higher net fuel costs negatively affected operating income during 2003, as fuel surcharge revenue increases did not keep pace with rising fuel prices. Although still negative for the year, the net impact of higher fuel prices on 2003 earnings was mitigated during the fourth quarter as fuel prices declined faster than the decrease in fuel surcharge revenue. Lower fuel prices during 2002 had a positive impact on operating expenses; however, declines in fuel surcharge revenue more than offset the impact of lower fuel prices on operating income. We effectively closed jet fuel hedging contracts at the end of 2001 by entering into offsetting contracts. The maturity of these contracts increased 2002 fuel costs by approximately $15 million.

During 2001, as a result of lower U.S. domestic volumes at FedEx Express and lower capacity growth forecasts, we committed to eliminate certain excess aircraft capacity related to our MD10 program (which upgrades and modifies our older DC10 aircraft to make them more compatible with our newer MD11 aircraft). By curtailing the MD10 program, we eliminated significant future capital expenditures through 2008. During 2001, we also took actions to reorganize our FedEx Supply Chain Services subsidiary to eliminate certain unprofitable, non-strategic logistics business and reduce its overhead. In addition, due to the bankruptcy of Ayres Corporation, we wrote off deposits and related items in 2001 in connection with the Ayres ALM200 aircraft program. Following is a summary of these pretax charges (in millions):

Impairment of certain assets related to the MD10 aircraft program	$ 93
Strategic realignment of logistics subsidiary	22
Ayres program write-off	9
Total	$124

Results for 2002 were favorably affected by approximately $12 million, related to the charges above, based on actual outcomes as compared to the original estimates. No material amounts remained on our balance sheet for these items at the end of 2002.

The performance of FedEx Ground and revenue growth from FedEx Freight East (which was acquired in the third quarter of 2001) contributed to improved net income for 2003 and 2002, but was mitigated by continued softness in U.S. domestic package volumes at FedEx Express over the last two fiscal years. Results for 2002 also reflect the cessation of $36 million of goodwill amortization, as required under the new accounting rules for goodwill adopted June 1, 2001, that would have been recorded in operating expenses. Goodwill amortization expense was $26 million for 2001.

Other Income and Expense and Income Taxes

Net interest expense was 15% lower in 2003 due to reduced borrowings. In 2002, net interest expense was slightly lower, as we utilized available cash to reduce debt balances during the year (see "Financial Condition"). In 2002, other nonoperating expenses included losses of approximately $17 million from the early retirement of debt assumed in the FedEx Freight East acquisition and the refinancing of certain capital lease obligations.

Our effective tax rate was 38.0% in 2003, 37.5% in 2002 and 37.0% in 2001. The 38.0% effective tax rate in 2003 was higher due to lower state taxes in 2002. The 37.5% effective tax rate in 2002 was higher than the 2001 effective rate, primarily due to the utilization of excess foreign tax credits in 2001. The 2002 rate was favorably impacted by the cessation of goodwill amortization and by several other factors, none of which were individually significant. The effective tax rate exceeds the statutory U.S. federal tax rate primarily because of state income taxes. For 2004, we expect the effective tax rate to be approximately 38.0%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

Airline Stabilization Compensation

Operations in 2002 were significantly affected by the terrorist attacks on September 11, 2001. During 2002, we recognized a total of $119 million of compensation under the Air Transportation Safety and System Stabilization Act (the "Act"), of which $101 million has been received as of May 31, 2003. The amounts recognized were for our estimate of losses we incurred as a result of the mandatory grounding of our aircraft and for incremental losses incurred through December 31, 2001. All amounts recognized were reflected as reduction of operating expense under the caption "Airline stabilization compensation."

In the fourth quarter of 2003, the Department of Transportation ("DOT") asserted that we were overpaid by $31.6 million and has demanded repayment. We have filed requests for administrative and judicial review of this determination. We believe that we have complied with all aspects of the Act, that it is probable we will ultimately collect the remaining $18 million receivable and that we will not be required to pay any portion of the DOT's $31.6 million demand. We cannot be assured of the ultimate outcome; however, it is reasonably possible that a material reduction to the $119 million of compensation we have previously recognized under the Act could occur.

Cost Savings Initiatives

On June 2, 2003, FedEx Express announced it will offer voluntary early retirement and severance programs during 2004 to continue resizing the FedEx Express U.S. organization and improving profitability. The first program will offer voluntary early retirement incentives, with enhanced pension and postretirement healthcare benefits, to certain groups of employees who are age 50 or older. The second program will offer voluntary severance incentives to eligible employees. Both programs are limited to eligible U.S. salaried staff employees and managers at FedEx Express.

Depending on employee acceptance rates, the pretax charge for these programs is estimated to be $230 million to $290 million in 2004, with most of the charge to be incurred in the first half of the year. Approximately one-third of the pretax charge will be cash. The remainder of the costs relate primarily to pension and postretirement healthcare liabilities. The cost of these programs will be reflected as a separate component of operating expenses. The estimated savings from these programs are expected to be $100 million to $130 million in 2004, primarily in the second half of the year. Thus, the net cost of these programs in 2004 is expected to be $130 million to $160 million. In 2005 and beyond, the estimated annual savings from these programs are expected to be $150 million to $190 million. The savings from these programs will be reflected primarily in lower ongoing salaries, wages and benefit costs.

Over the past few years, we have taken many steps to bring our expense growth in line with revenue growth, particularly at FedEx Express, while maintaining our industry-leading service levels. We have significantly decreased capital expenditures by reducing aircraft orders, consolidating facilities and discontinuing low-value programs. The voluntary early retirement and severance programs are another step in this ongoing process of reducing our cost structure in order to increase our competitiveness, meet the future needs of our employees and provide the expected financial returns for our shareholders.

Outlook

During 2004, we expect the U.S. economy to remain sluggish at least through our first quarter, with year-over-year economic improvement expected to be evident in our second half results. We believe the fundamentals for domestic economic acceleration in the U.S. economy are in place, including supportive conditions in the overall financial markets, the recently approved tax stimulus package, continued accommodative monetary policy and improved consumer confidence. Our management teams are focusing on sizing our network for current economic conditions, improving our service offerings, enhancing the customer experience and positioning FedEx to take full advantage of an economic recovery. We continue to believe we are well positioned for long-term growth when the economy, particularly the manufacturing and wholesale sectors, recovers and experiences sustained growth.

For 2004, we anticipate revenue and volume growth in all segments if our expectations of a sustained economic recovery during the second half of 2004 are realized. Our revenue growth strategies will leverage our "compete collectively" philosophy. FedEx Ground will continue its six-year expansion plan and FedEx Freight will continue to enhance its portfolio of services.

Increasing pension and healthcare expenses, as well as the net costs of our voluntary early retirement and severance programs, will negatively impact operating margins during 2004. We expect our net pension cost for 2004 will increase by approximately $115 million based on a continued decline in interest rates, negative asset returns and a decrease in the expected long-term rate of return on pension plan assets from 10.10% to 9.10%. Despite these increases in employee retirement costs, our retirement programs continue to be adequately funded with assets more than sufficient to meet our current obligations. See further discussion in "Critical Accounting Policies and Estimates."

During 2003, we announced to our employees that the FedEx Corporation Employees' Pension Plan would be amended to add a cash balance feature, which we call the Portable Pension Account. Eligible employees as of May 31, 2003 may make a one-time election to accrue future pension benefits under either the new cash balance formula or the traditional pension benefit formula. This election is entirely optional. In either case, employees will retain all benefits previously accrued under the traditional pension benefit formula and will continue to receive the benefit of future salary increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 will participate in the Portable Pension Account. While this new program will provide employees greater flexibility and reduce our long-term pension costs, it will not have a material effect on 2004 results.

We believe our long-term growth strategy will provide improved profits from increases in shipping by high-tech and high-value-added businesses and the globalization of the economy. Our long-term corporate financial objectives are to increase cash flow and financial returns by improving our operating margin, principally at FedEx Express, and through continued growth at our FedEx Ground and FedEx Freight segments. We plan to accomplish this goal by increasing volumes and by matching our cost structure and capital expenditures to expected business levels. At FedEx Express, we expect operating margin improvement will require a return to consistent growth in those sectors of the U.S. economy that most use domestic express air transportation. Margin growth will also depend on increasing volumes of heavier packages at higher yields and a rational pricing environment.

Future results will depend upon a number of factors, including the timing, speed and magnitude of the U.S. domestic economic recovery, the extent to which eligible employees participate in our voluntary early retirement and severance programs, the impact from any terrorist activities or international conflicts, our ability to match our cost structure and capacity with shifting volume levels and our ability to effectively leverage our new service and growth initiatives. In addition, adjustments to our fuel surcharges lag changes in actual jet and diesel fuel prices paid. Therefore, our operating income could be materially affected should the spot price of fuel suddenly change by a significant amount or should we be unable to further increase our fuel surcharge in response to rising fuel prices due to competitive pressures.

Although increased security requirements for air cargo carriers have been put in place and further measures may be forthcoming, as of yet we have no estimate of what impact any such measures may ultimately have on our results of operations. See "Forward-Looking Statements" for a more complete discussion of potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our express package and freight businesses are seasonal in nature. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia to U.S. market, peaks in October and November due to U.S. holiday sales. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically exhibited lower volumes relative to other periods.

The transportation and logistics industry is affected directly by the state of the overall domestic and international economies. Seasonal fluctuations affect tonnage, revenues and earnings. Normally, the fall of each year is the busiest shipping period for FedEx Ground and FedEx Custom Critical, while the latter part of December, January, June and July of each year are the slowest periods. For FedEx Freight, the spring and fall of each year are the busiest shipping periods and the latter part of December, January and February of each year are the slowest periods. Shipment levels, operating costs and earnings for each of our operating companies can also be adversely affected by inclement weather.

New Accounting Pronouncements

A number of new accounting pronouncements were enacted during 2003, mostly in connection with attempts to improve the transparency of financial reporting. None of these new pronouncements had a material effect on our financial position or results of operations during 2003. See Note 2 to the accompanying audited financial statements for discussion of these recent accounting pronouncements.

Reportable Segments

Our reportable operating segments are FedEx Express, FedEx Ground and FedEx Freight, each of which operates in a single line of business. Included within "Other" are the operations of FedEx Custom Critical, FedEx Trade Networks and FedEx Services. "Other" also includes certain unallocated corporate items and eliminations. Management evaluates segment financial performance based on operating income. FedEx Services provides the customer-facing sales, marketing and information technology functions, primarily for our FedEx Express and FedEx Ground reportable segments. The costs for these activities are allocated based on metrics such as relative revenues and estimated services provided. These allocations materially approximate the cost of providing these functions. The line item "Intercompany charges" on the accompanying financial summaries of our reportable segments includes the allocations from FedEx Services to FedEx Express, FedEx Ground and FedEx Freight, and certain other costs such as corporate management fees. In addition, "Intercompany charges" also includes allocated charges to our operating companies for management fees related to services received for general corporate oversight, executive officers and certain legal and finance functions. We believe the total amounts allocated reasonably reflect the cost of providing such services. See Note 13 to the accompanying audited financial statements for further discussion of our reportable segments.

FedEx Express

The following table compares revenues, operating expenses and operating income and margin (dollars in millions) and selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2003	2002	2001	Percent Change 2003/2002	Percent Change 2002/2001
Revenues:					
Package:					
U.S. overnight box	$5,432	$5,338	$5,830	+ 2	- 8
U.S. overnight envelope	1,715	1,755	1,871	- 2	- 6
U.S. deferred	2,510	2,383	2,492	+ 5	- 4
Total U.S. domestic	9,657	9,476	10,193	+ 2	- 7
International Priority (IP)	4,367	3,834	3,940	+14	- 3
Total package revenue	14,024	13,310	14,133	+ 5	- 6
Freight:					
U.S.	1,564	1,273	651	+23	+96
International	400	384	424	+ 4	- 9
Total freight revenue	1,964	1,657	1,075	+19	+54
Other	363	360	326	+ 1	+10
Total revenues	16,351	15,327	15,534	+ 7	- 1
Operating expenses:					
Salaries and employee benefits	6,855	6,467	6,301	+ 6	+ 3
Purchased transportation	608	562	584	+ 8	- 4
Rentals and landing fees	1,548	1,524	1,419	+ 2	+ 7
Depreciation and amortization	801	806	797	- 1	+ 1
Fuel	1,231	1,009	1,063	+22	- 5
Maintenance and repairs	1,084	980	968	+11	+ 1
Airline stabilization compensation	–	(119)	–	n/a	n/a
Intercompany charges	1,347	1,332	1,317	+ 1	+ 1
Other[1]	2,091	1,955	2,238	+ 7	-13
Total operating expenses	15,565	14,516	14,687	+ 7	- 1
Operating income	$ 786	$ 811	$ 847	- 3	- 4
Operating margin	4.8%	5.3%	5.5%		

	2003	2002	2001	Percent Change 2003/2002	Percent Change 2002/2001
Package statistics:					
Average daily package volume (ADV):					
U.S. overnight box	1,176	1,170	1,264	+ 1	- 7
U.S. overnight envelope	679	699	757	- 3	- 8
U.S. deferred	897	868	899	+ 3	- 3
Total U.S. domestic	2,752	2,737	2,920	+ 1	- 6
IP	369	340	346	+ 9	- 2
Total ADV	3,121	3,077	3,266	+ 1	- 6
Revenue per package (yield):					
U.S. overnight box	$18.18	$17.90	$18.09	+ 2	- 1
U.S. overnight envelope	9.95	9.84	9.69	+ 1	+ 2
U.S. deferred	11.02	10.77	10.87	+ 2	- 1
U.S. domestic composite	13.82	13.58	13.69	+ 2	- 1
IP	46.59	44.16	44.70	+ 6	- 1
Composite yield	17.69	16.96	16.97	+ 4	–
Freight statistics:					
Average daily freight pounds:					
U.S.	8,969	7,736	4,337	+16	+78
International	2,174	2,082	2,208	+ 4	- 6
Total average daily freight pounds	11,143	9,818	6,545	+13	+50
Revenue per pound (yield):					
U.S.	$ .69	$ .65	$ .59	+ 6	+10
International	.72	.72	.75	–	- 4
Composite yield	.69	.66	.64	+ 5	+ 3

(1) 2001 includes a $93 million charge for impairment of the MD10 aircraft program and a $9 million charge for the Ayres program write-off.

FedEx Express Revenues

FedEx Express total revenues increased 7% in 2003, largely due to increased IP and U.S. freight revenues. Year-over-year revenue comparisons reflect the impact in 2002 of the terrorist attacks on September 11, 2001, which adversely affected both U.S. outbound international shipments and U.S. domestic shipments, and the economic decline that began in calendar 2001. Higher U.S. freight revenues from increased average daily pounds during 2003 also affected year-over-year revenue comparisons, as we benefited from a full twelve months of operations and higher shipping levels under our transportation contract with the USPS.

During 2003, total package revenue increased 5%, due to increases in IP volumes and yield. IP volume growth occurred predominantly in Asia and Europe, which experienced average daily volume growth rates of 21% and 11%, respectively, during 2003. In the United States, package revenue increased 2% in 2003 due to higher yield and volumes in the U.S. deferred and U.S. overnight box categories. Total average daily package volumes for 2003 were at levels experienced in 1998. Average daily volumes decreased during 2002 in virtually all package categories, resulting in a 6% decrease in total package revenue. While IP volumes decreased 2% in 2002, principally due to a decline in U.S. outbound shipments, the European and Asian markets positively impacted IP volumes. For 2002, FedEx Express experienced IP average daily volume growth rates of 15% and 5% in the European and Asian markets, respectively.

Yields at FedEx Express increased in 2003 in nearly all service categories and composite average weight per package was flat. The increase in U.S. domestic package yield during 2003 was due to higher fuel surcharge revenue and average list price increases. For U.S. domestic shipments and U.S. outbound international shipments, an average list price increase of 3.5% became effective January 6, 2003. IP yield improvements during 2003 were due to favorable exchange rate differences, increased fuel surcharge revenue and growth in higher-yielding lanes. Package yields in 2002 were slightly lower in virtually all service categories due to a decrease in average weight per package and a decline in fuel surcharge revenue.

Fuel surcharge revenue was higher in 2003 due to higher jet fuel prices and the introduction of a dynamic international fuel surcharge in September 2002. Our fuel surcharge is based on the spot price for jet fuel. During 2002, fuel surcharge revenue was lower compared to 2001 because our dynamic index for determining our U.S. domestic fuel surcharge was not implemented until the second quarter of 2002. Using this index, the U.S. domestic fuel surcharge ranged between 2.0% and 5.5% during 2003 and between 0% and 3% from November 2001 through May 2002. The fuel surcharge during all of 2001 was 4%. International fuel surcharges were as high as 6% during 2003.

Total freight revenue for 2003 and 2002 increased significantly due to higher U.S. freight volume and yield, reflecting the impact of the USPS transportation agreement, which began in August 2001 and runs through August 2008. During 2003, FedEx Express entered into a third addendum to the transportation agreement with the USPS, allowing FedEx Express to continue carrying incremental pounds of mail through May 29, 2004 at higher committed volumes than required under the original agreement.

FedEx Express Operating Income

During 2003, the 3% decrease in operating income and the decline in operating margin at FedEx Express was attributable to increased employee benefit costs, higher maintenance expenses and, to a lesser extent, the net impact of higher fuel costs in an economic environment of sluggish U.S. domestic average daily package volumes. The decrease in operating income was also somewhat attributable to one fewer operating day during the year. Operating results during 2003 were impacted by unusually inclement weather during the winter and spring, which decreased business shipping, reduced operational efficiency and increased certain operating costs, such as for snow removal and de-icing.

In 2002, operating income at FedEx Express decreased 4% as package volume declines on a largely fixed cost structure more than offset continued cost management actions. Excluding $102 million of asset impairment charges taken in 2001, operating income was down 15% in 2002. In 2001, operating income decreases reflected charges related to the impairment of aircraft in the fourth quarter (see "Consolidated Results").

Salaries, wages and benefits were higher during 2003 and 2002 due to wage rate increases and higher pension and healthcare costs. Also, the increase was partially the result of cost increases related to the USPS contract. Incentive compensation provisions declined in 2003 and 2002 based on below-plan performance.

Fuel consumption was higher in 2003 and 2002, primarily due to an increase in aircraft usage as a result of incremental U.S. freight pounds transported under the USPS agreement and IP volume growth. During 2003, fuel costs were higher, due to a 16% increase in the average price per gallon of aircraft fuel. Higher net fuel costs at FedEx Express negatively affected operating income during 2003 by $24 million, as fuel surcharge revenue increases were not sufficient to offset higher jet fuel prices. Fuel costs were down during 2002, due to a 12% decrease in the average price per gallon of aircraft fuel. During 2002, lower fuel surcharge revenue, net of the impact of lower fuel prices, negatively impacted operating income by $32 million. During 2001, higher jet fuel prices negatively affected operating income by approximately $150 million, including the results of jet fuel hedging contracts.

Maintenance expenses were higher during 2003, primarily due to the timing of scheduled maintenance events. Depreciation and

amortization expense declined during 2003 reflecting a trend of decreasing levels of capital spending, as well as changes in estimated useful lives and salvage values.

During 2002, rentals and landing fees were higher primarily due to an increase in aircraft usage as a result of incremental U.S. freight volume. Operating income for 2002 also reflects the adoption of new rules from the Financial Accounting Standards Board for the treatment of goodwill and other intangible assets. For FedEx Express, adoption of these new rules resulted in the cessation of $12 million in goodwill amortization that would have been recorded in operating expenses during 2002 (this amortization amount was comparable to 2001).

During 2003, other operating expenses also increased at FedEx Express. In the prior year, reimbursements from the USPS for network expansion costs were reflected as credits to other operating expenses. These reimbursements, however, had no effect on operating income, as they represented the recovery of incremental costs incurred. Partially offsetting operating costs during 2003 was a gain from the insurance settlement on an aircraft destroyed in an accident in July 2002 that resulted in a net $8 million favorable impact on operating income. During 2002, other operating expenses included $27 million from the favorable resolution of certain state tax matters.

FedEx Express Outlook

We expect revenue to increase at FedEx Express during 2004, in both the domestic and international markets. During 2004, we expect the U.S. economy to remain sluggish at least through our first fiscal quarter, with year-over-year improvement expected to be evident in our second half results. We believe the fundamentals for domestic economic acceleration in the U.S. economy are in place and, as a result, we expect to see improvements in both yields and volumes. Pension, healthcare and maintenance expenses are expected to continue to increase at a faster rate than revenue growth.

On June 2, 2003, we announced that FedEx Express will offer voluntary early retirement and severance programs during 2004 to continue resizing the FedEx Express U.S. organization and improving profitability. See "Cost Savings Initiatives" for further discussion of these programs.

While the net cost of these programs is expected to negatively impact operating margin in 2004, we expect margins at FedEx Express will begin to increase in 2005 due to these and other efforts. Our expectation of improved performance is based upon continued aggressive cost management actions and a return to solid growth in our U.S. overnight box volumes related to anticipated improvements in the economy. These cost management actions and improved volumes, along with a sharp focus on productivity, are expected to produce improved operational efficiency as volume growth is absorbed with minimal increases in operating costs.

FedEx Ground

The following table compares revenues, operating expenses and operating income and margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

	2003	2002	2001	Percent Change 2003/2002	Percent Change 2002/2001
Revenues	$3,413	$2,711	$2,237	+26	+21
Operating expenses:					
Salaries and employee benefits	637	532	450	+20	+18
Purchased transportation	1,294	1,032	881	+25	+17
Rentals	79	71	67	+11	+ 6
Depreciation and amortization	153	132	111	+16	+19
Fuel	11	4	8	+175	-50
Maintenance and repairs	86	73	63	+18	+16
Intercompany charges	329	238	215	+38	+11
Other	329	292	267	+13	+ 9
Total operating expenses	2,918	2,374	2,062	+23	+15
Operating income	$ 495	$ 337	$ 175	+47	+93
Operating margin	14.5%	12.4%	7.8%		
Average daily package volume	2,168	1,755	1,520	+24	+15
Revenue per package (yield)	$ 6.25	$ 6.11	$ 5.79	+ 2	+ 6

FedEx Ground Revenues

FedEx Ground realized double-digit revenue growth in both 2003 and 2002 due to increased volumes in our business-to-business shipments and continued growth of our home delivery service. During 2003, FedEx Home Delivery added facilities to reach nearly 100% coverage of the U.S. population.

Yield at FedEx Ground increased in 2003, due to an average list price increase of 3.9%, which became effective January 6, 2003. Partially offsetting the effect of the price increase were higher levels of discounts and lower average weight per package. In 2002, year-over-year yield increases were due primarily to general rate increases, ongoing yield management and a slight increase in the mix of higher yielding packages.

In the third quarter of 2002, FedEx Ground implemented a dynamic fuel surcharge, based on the spot price for on-highway diesel fuel. This surcharge ranged between 0.75% and 2.00% during 2003 and between 0.50% and 0.75% from February through May 2002.

FedEx Ground Operating Income

FedEx Ground experienced revenue and earnings growth during 2003 and 2002. Operating margins improved in 2003 in spite of increased intercompany charges for sales, marketing, customer support and information technology costs. Operating expenses

in most categories increased at a lower rate than the growth in revenues during 2003. In addition, FedEx Ground realized substantial improvements in pickup and delivery and linehaul productivity.

During 2003, salaries and employee benefits increased due to higher pension costs and increases in staffing to support volume growth. Operating results during 2003 were also impacted by inclement weather during the winter and spring, which was more severe than in previous years.

The increase in operating income in 2002 was primarily attributable to package volume growth, higher yields, productivity improvements in both employee and contractor labor and effective cost management. Facility openings and expansions, as well as increased investments in information systems, resulted in increased depreciation, rental and other property-related expenses during 2002. Salaries, wages and benefits also were higher in 2002 due to additional full-time equivalents and higher pension and healthcare costs. Costs for variable and other incentive compensation plans were significantly higher during 2002, reflecting FedEx Ground's outstanding financial performance.

The increase in operating income in both 2003 and 2002 was also attributable to improved home delivery service results. In September 2002, FedEx Home Delivery completed the build-out of its national network, enabling it to reach nearly 100% of U.S. residences, with evening, weekend and day- and time-specific delivery options, all backed by a money-back guarantee. Our home delivery service became profitable during 2003. This service had an operating loss of $32 million during 2002 and $52 million during 2001.

FedEx Ground's 2001 results also reflect rebranding and reorganization expenses of $15 million, which were expensed as incurred and consisted of incremental external costs for rebranding vans, trailers and signage.

FedEx Ground Outlook

We expect revenue at FedEx Ground will continue to grow in 2004, although at a slower rate than in 2003 and 2002. We will continue to pursue revenue growth in all services, led by increased home delivery and overnight ground package volumes. Overall yield improvement will be a primary focus as we continue to expect a very competitive pricing environment. FedEx Ground will also continue to place emphasis on improving on-time delivery, productivity and safety.

During 2004, we expect capital spending will grow significantly at FedEx Ground as we continue to focus on network capacity expansion. We also expect higher pension costs, higher facility expenses due to expansion and increases in intercompany allocations for sales, marketing, customer support and information technology costs. We expect the 2004 operating margin will be comparable to 2003.

FedEx Freight

The following table shows revenues, operating expenses and operating income and margins (dollars in millions) and selected statistics for the years ended May 31:

	2003	2002	2001[1]	Percent Change 2003/2002
Revenues	**$2,120**	$1,960	$ 835	**+ 8**
Operating expenses:				
Salaries and employee benefits	**1,255**	1,170	489	**+ 7**
Purchased transportation	**68**	57	23	**+19**
Rentals	**65**	64	27	**+ 2**
Depreciation and amortization	**83**	86	44	**- 3**
Fuel	**89**	72	41	**+24**
Maintenance and repairs	**113**	90	39	**+26**
Intercompany charges	**13**	8	1	**+63**
Other	**256**	245	116	**+ 4**
Total operating expenses	**1,942**	1,792	780	**+ 8**
Operating income	**$ 178**	$ 168	$ 55	**+ 6**
Operating margin	**8.4%**	8.6%	6.6%	
Average daily shipments (in thousands)[2]	**56**	56	56	**–**
Weight per shipment (lbs)[2]	**1,114**	1,114	1,132	**–**
Yield (revenue per hundredweight)[2]	**$13.40**	$12.41	$11.83	**+ 8**

(1) Results for 2001 include the financial results of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 results are not comparable to 2002.
(2) Statistics for 2001 are based on the portion of the year including both FedEx Freight West and FedEx Freight East (January through May).

FedEx Freight Revenues

Revenues at FedEx Freight increased during 2003, despite the continued impact of a slow economy, severe winter weather and one fewer operating day during the year. The increase in revenue was attributable to improved yields during 2003. Average daily shipments and weight per shipment were flat, while yield increased 8%. Contributing to the increase in yield during 2003 were the impact of a 5.9% general rate increase in July 2002, favorable contractual renewals, higher fuel surcharge revenue and additional volumes related to EZ Flyer, our premium-priced, interregional freight service.

In 2002, revenues were higher due primarily to the inclusion of a full year of operations for FedEx Freight East. However, revenues were impacted by the economic slowdown and by a decrease in our fuel surcharge during 2002. In 2002, average daily shipments were comparable to the prior year, weight per shipment was down 2% and yield was up 5%.

FedEx Freight Operating Income

The increase in operating income at FedEx Freight during 2003 was attributable to revenue growth and cost management. Lower depreciation and amortization during 2003 reflects increased gains from the sale of operating assets in the ordinary course of business.

Operating margins in 2003 reflect higher maintenance and repairs expenses, which include $14 million of expenses associated with rebranding FedEx Freight East and FedEx Freight West under the name "FedEx Freight." The rebranding project began in the fourth quarter of 2002 and is expected to be complete in 2005, with total rebranding costs of approximately $40 million to $45 million. These costs, which are being expensed as incurred, consist primarily of incremental external costs for rebranding tractors and trailers.

During 2002, operating margins reflect the elimination of goodwill amortization, partially offset by $6 million of rebranding expenses. The increase in operating income during 2002 also reflects the inclusion of a full year of operations as well as the cessation of $15 million of goodwill amortization that would have been recorded in operating expenses prior to the adoption of new accounting rules (as discussed in "Consolidated Results").

FedEx Freight Outlook

We expect revenue to continue to grow in 2004, largely due to yield improvements and continued growth of higher yielding interregional and international services. In April 2003, we announced that we are offering ocean and ground service from Asia to virtually every continental U.S. ZIP code. This service helps reduce inventory cycle time with fast overall transit times and fewer processes than traditional ocean service from Asia. On June 17, 2003, we announced a general rate increase of 5.9% to be effective June 30, 2003. Volume growth, yield management, enhanced productivity and cost-control measures continue to be major focus areas for FedEx Freight in order to minimize the effects of a soft economy in a highly competitive pricing environment.

Other Operations

Other operations include FedEx Custom Critical, a critical-shipment carrier; FedEx Trade Networks, whose subsidiaries form a global trade services company; FedEx Services, a provider of sales, marketing and IT support, primarily for FedEx Express and FedEx Ground, and a provider of supply chain management services; and intercompany revenue eliminations, which are not material. Also included in this category are the operating results of FedEx Freight West prior to December 1, 2000.

Revenues from other operations were $603 million in 2003 (down 1%) compared to $609 million in 2002 (down 40%) and $1.0 billion in 2001. In 2003, the slight decrease in revenues from our other operations reflects the termination of certain unprofitable supply chain services contracts, partially offset by increased revenues at FedEx Custom Critical. Revenues at FedEx Custom Critical were 12% higher in 2003, due to increased yields, and 24% lower in 2002, largely due to the economic downturn. The demand for services provided by this operating subsidiary (critical shipments) is highly elastic and tied to key economic indicators, principally in the automotive industry, where volumes have been depressed since calendar 2001. A significant portion of the decrease in revenues from other operations during 2002 reflects the fact that 2002 results for this category no longer include FedEx Freight West's revenues (see "FedEx Freight").

Operating income from other operations was $12 million in 2003 compared to $5 million in 2002 and an operating loss of $6 million in 2001. The improvement in operating income in 2003 was primarily attributable to FedEx Trade Networks. In 2002, the improvement over 2001 reflects reduced operating costs at FedEx Supply Chain Services.

On March 1, 2002, a subsidiary of FedEx Trade Networks acquired certain assets of Fritz Companies, Inc., which provide essential customs clearance services exclusively for FedEx Express in three U.S. locations, at a cost of $36.5 million.

FINANCIAL CONDITION

Liquidity

Cash and cash equivalents totaled $538 million at May 31, 2003, compared to $331 million at May 31, 2002. The following table provides a summary of our cash flows for the years ended May 31 (*in millions*):

	2003	2002	2001
Net cash provided by operating activities	$ 1,871	$ 2,228	$ 2,044
Cash used in investing activities:			
Capital investments and other	(1,490)	(1,577)	(1,636)
Business acquisitions	–	(35)	(477)
	381	616	(69)
Cash (used in) provided by financing activities:			
Principal payments on debt	(10)	(320)	(650)
Proceeds from debt issuances	–	–	744
Purchases of treasury stock	(186)	(177)	–
Dividends paid	(60)	–	–
Other financing activities	82	91	28
Net increase in cash	$ 207	$ 210	$ 53

The $357 million decrease in cash flow provided by operating activities in 2003 reflected increased funding to our qualified pension plans, partially offset by improved earnings and lower levels of estimated federal income tax payments. Although not required, we made cash contributions to our qualified U.S. domestic pension plans of $1.1 billion during 2003 (compared

to $150 million in 2002 and $88 million in 2001). (See further discussion concerning our pension plan contributions in "Critical Accounting Policies.")

In 2002, the increase in cash flows from operating activities reflected increases in earnings (which included FedEx Freight for an entire year) and aggressive working capital management.

Cash Used for Capital Investments
Capital expenditures were lower in 2003 due to management's cost reduction actions in 2001 and 2002, despite deliveries of aircraft during 2003 that were scheduled and committed to well before the economic slowdown. In 2002, capital expenditures were lower in spite of capital spending related to the 2001 addition of FedEx Freight East. See "Capital Resources" for further discussion.

Cash Used for Business Acquisitions
During 2002, a subsidiary of FedEx Trade Networks acquired certain assets of Fritz Companies, Inc. at a cost of $36.5 million. During 2001, we acquired FedEx Freight East for approximately $980 million with a combination of cash and FedEx common stock. See Note 3 of the accompanying audited financial statements for further discussion of these acquisitions.

Debt Financing Activities
From time to time, we finance certain operating and investing activities through the issuance of commercial paper. Our commercial paper program is backed by unused commitments under two revolving credit agreements, totaling $1 billion, and reduces the amount available under these agreements. During the third quarter of 2003, commercial paper borrowings of $200 million were necessary to finance part of the cash contribution to our qualified pension plans. All of the commercial paper borrowings were repaid by April 11, 2003. At May 31, 2003, no commercial paper was outstanding and the entire $1 billion under the revolving credit agreements was available for future borrowings. There were no commercial paper borrowings outstanding at May 31, 2002. For more information regarding these credit facilities, see Note 6 of the accompanying audited financial statements.

During the fourth quarter of 2002, certain existing debt at FedEx Express matured, principally $175 million of 9.875% Senior Notes. Also, in the fourth quarter of 2002, we prepaid the remaining $101 million of debt that was assumed in connection with the purchase of FedEx Freight East.

In the third quarter of 2001, we issued $750 million of senior unsecured notes. Net proceeds from the borrowings were used to repay indebtedness, principally borrowings under our commercial paper program, and for general corporate purposes. These notes are guaranteed by all of our subsidiaries that are not considered minor under Securities and Exchange Commission ("SEC") regulations.

During 2002, we filed a $1.0 billion shelf registration statement with the SEC to provide flexibility and efficiency when obtaining financing. Under this shelf registration statement we may issue, in one or more offerings, either unsecured debt securities, common stock or a combination of such instruments. The entire $1 billion is available for future financings.

Cash Used for Share Repurchases
During 2002 and 2004, our Board of Directors authorized us to buy back a total of 15.0 million shares of common stock. During 2003, we repurchased 3.3 million shares at an average price of $56.66 per share and this decreased cash flows by $186 million. We repurchased approximately 3.3 million shares of our common stock in 2002, at a cost of approximately $177 million or an average of $52.70 per share. There were no stock repurchases during 2001. A total of 8.0 million shares remain under existing share repurchase authorizations.

Dividends
Our Board of Directors declared our first-ever cash dividend on May 31, 2002. Total dividends paid in 2003 were $60 million. On June 2, 2003, our Board declared a dividend of $0.05 per share of common stock, which we paid on July 1, 2003 to stockholders of record as of the close of business on June 12, 2003. We expect to continue quarterly dividend payments, although each subsequent dividend payment is subject to review and approval by our Board of Directors.

Other Liquidity Information
We have taken actions (discussed in "Results of Operations"), including the new Portable Pension Account option for eligible FedEx employees and resizing efforts at FedEx Express, which are expected to reduce our long-term costs and cash outflows. We will remain focused on cost containment and capital expenditure discipline so we may continue to manage our cash flow in the future. We believe that cash flow from operations, our commercial paper program and revolving bank credit facilities will adequately meet our working capital and capital expenditure needs for the foreseeable future.

Capital Resources
We have invested aggressively to build our global network and information systems. In recent years, we invested in the strategic acquisitions that have become FedEx Ground, FedEx Freight, FedEx Custom Critical and FedEx Trade Networks. The sustained need for capital investments and strategic acquisitions throughout those years meant that we were not able to generate a positive cash flow after investing activities until 2002.

Despite the recent decrease in capital spending, our operations remain capital intensive, characterized by significant investments in aircraft, vehicles, computer hardware and software and telecommunications equipment, package-handling facilities and

sort equipment. The amount and timing of capital additions depend on various factors, including preexisting contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, competition, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures for the years ended May 31 (in millions):

	2003	2002	2001
Aircraft and related equipment	$ 762	$ 730	$ 756
Facilities and sort equipment	254	292	353
Information and technology investments	273	288	406
Vehicles and other equipment	222	305	378
Total capital expenditures	$1,511	$1,615	$1,893

(See Note 13 to the accompanying audited financial statements for a breakdown of capital expenditures by segment.)

Capital expenditures were 6% lower during 2003 and 15% lower in 2002. The majority of this decrease was primarily at FedEx Express, where capital expenditures were 15% and 14% lower in 2003 and 2002, respectively. During both years, we continued to make investments in FedEx Ground's infrastructure and information technology and we also made capital investments to expand FedEx Freight.

We took various actions in 2002 and 2001 in order to reduce future capital expenditures, including those related to the curtailment of our MD10 program (discussed in "Consolidated Results") and the cancellation of certain contractual obligations to purchase 19 MD11 aircraft. These actions resulted in the elimination of approximately $2.1 billion in future capital expenditures.

Our capital expenditures will be approximately $1.7 billion in 2004, with much of the year-over-year increase coming from the multiyear capacity expansion of the FedEx Ground network. We expect that internally generated cash, as well as financing available through leasing transactions or borrowings, will be adequate to meet our future capital requirements.

Because of substantial lead times associated with the manufacture or modification of aircraft, we must generally plan our aircraft orders or modifications three to eight years in advance. Therefore, we must make commitments regarding our airlift requirements many years before aircraft are actually needed. We are closely managing our capital spending based on current and anticipated volume levels and will defer or limit capital additions where economically feasible, while continuing to invest strategically in growing business segments.

Contractual Cash Obligations

The following table sets forth a summary of our contractual cash obligations as of May 31, 2003. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States.

	Payments Due by Fiscal Year						
(In millions)	2004	2005	2006	2007	2008	There-after	Total
Amounts reflected in balance sheet:							
Long-term debt[1]	$ 275	$ 6	$ 257	$ 226	$ –	$ 831	$ 1,595
Capital lease obligations[2]	44	125	102	11	11	238	531
Other cash obligations not reflected in balance sheet:							
Operating leases	1,368	1,285	1,192	1,155	1,045	8,342	14,387
Unconditional purchase obligations[3]	446	275	227	268	231	1,993	3,440
Total cash obligations	$2,133	$1,691	$1,778	$1,660	$1,287	$11,404	$19,953

(1) Represents principal maturities, excluding interest. See Note 6 to the accompanying audited financial statements.
(2) Includes related interest. See Note 7 to the accompanying audited financial statements.
(3) See Note 17 to the accompanying audited financial statements.

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

Amounts Reflected in Balance Sheet

We have other commercial commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain U.S. domestic self-insurance programs and are used in the normal course of international operations. While the notional amounts of these instruments are material, there are no additional contingent liabilities associated with them because the underlying liabilities are already reflected in our balance sheet.

During the fourth quarter of 2003, FedEx Express amended four leases for MD11 aircraft, which now commits FedEx Express to firm purchase obligations for two of these aircraft during both 2005 and 2006. As a result, the amended leases were accounted for as capital leases, which added $221 million to both long-term assets and long-term liabilities.

We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, pension and postretirement healthcare liabilities and self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2004 that are included in current liabilities.

Other Cash Obligations Not Reflected in Balance Sheet
The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2003. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows.

In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in our balance sheet; however, the minimum lease payments related to these leases are disclosed in Note 7 to the accompanying audited financial statements, as well as in the table above. Credit rating agencies routinely use this information concerning minimum lease payments required for our operating leases to calculate our debt capacity. Furthermore, our debt covenants would not be adversely affected by the capitalization of some or all of our operating leases.

We have guarantees under certain operating leases, amounting to $134 million as of May 31, 2003, for the residual values of aircraft, vehicles and facilities at the end of the respective operating lease periods. Based upon our expectation that none of these leased assets will have a residual value at the end of the lease term that is less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees. See Note 15 to the accompanying audited financial statements for further discussion of our guarantees and indemnifications.

Certain of these operating leases were arranged using variable interest entities under terms that are considered customary in the airline industry. As discussed in Note 16 to the accompanying audited financial statements, we expect to consolidate one of these entities in the second quarter of 2004 in accordance with Financial Accounting Standards Board Interpretation No. 46. We expect this consolidation to increase our long-term assets and long-term liabilities by approximately $140 million at September 1, 2003. Consolidation will not materially affect our results of operations and our debt covenants will not be adversely affected.

In the future, other forms of secured financing and direct purchases may be used to obtain capital assets if we determine that they best suit our needs. We have been successful in obtaining investment capital, both domestic and international, for long-term leases on acceptable terms, although the marketplace for such capital can become restricted depending on a variety of economic factors. We believe the capital resources available to us provide flexibility to access the most efficient markets for financing capital acquisitions, including aircraft, and are adequate for our future capital needs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

The policies and estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors and with our independent auditors.

Pension Cost

We sponsor defined benefit pension plans covering a majority of our employees. The accounting for pension benefits is determined by standardized accounting and actuarial methods that include numerous estimates, including: discount rates; expected long-term investment returns on plan assets; future salary increases; and employee turnover, mortality and retirement ages. We consider the most critical of these estimates to be our discount rate, the expected long-term rate of return on plan assets (and the method for determining the value of plan assets to which the expected long-term rate of return is applied) and the expected rate of future increases in salaries.

For FedEx, the determination of a year's pension cost is highly sensitive to changes in these estimates because we have a large workforce that is relatively young and we have a significant amount of assets in the pension plans. For example, only 5% of the participants covered under our principal pension plan are retired and currently receiving benefits and the average remaining service life of our employees approximates 14 years (normal retirement is at age 60). Therefore, the payout of pension benefits will occur over a long period in the future. This long-time period increases the sensitivity of our annual pension cost to changes

in these key estimates. Total pension costs increased approximately $80 million in 2003 and approximately $90 million in 2002 and are expected to increase an additional $115 million in 2004. Pension costs are included in the salaries, wages and benefits caption in our income statements.

Following are the components of the pension cost recognized in our income statements (in millions):

	2003	2002	2001
Service cost	$ 374	$ 348	$ 325
Interest cost	438	409	382
Expected return on plan assets	(594)	(621)	(624)
Net amortization and deferral	10	13	(23)
	$ 228	$ 149	$ 60

U.S. accounting standards recognize that changes in the many estimates required to account for pensions occur routinely, and the accounting rules require the use of techniques to normalize the effects of these changes (typically over the average remaining service lives of our employees). For example, the difference between the estimated return on plan assets and the actual returns for the period are reflected as unrecognized actuarial gains and losses. If the aggregate amount of actuarial gains and losses exceeds a certain corridor level, the excess is amortized over future periods, increasing or decreasing pension costs in those periods. The net amortization and deferral component of pension cost included in the table above reflects the impact of amortizing actuarial gains and losses on pension cost. In 2004, we expect this component of our pension cost to increase due to the impact of lower than expected returns on pension plan assets over the past three years.

The anticipated increase in 2004 pension cost is attributable to the following factors (in millions):

	2004
Decrease in discount rate	$ 20
Reduction in expected return on plan assets	65
Net effect of the amortization of actuarial losses	55
Reduction in rate of salary increases and other	(25)
Net estimated increase in 2004 pension cost	$ 115

Accounting standards also require immediate balance sheet recognition of additional pension obligations when the accumulated benefit obligation ("ABO") exceeds the fair value of plan assets at the pension plan measurement date. During 2003, we made tax-deductible contributions of $1.1 billion to our qualified U.S. domestic pension plans in order to fully fund the ABO of these plans. These contributions were not required under the minimum pension funding rules of the Employee Retirement Income Security Act ("ERISA").

Following is information concerning the funded status of our pension plans (in millions):

	2003	2002
Funded Status of Plans:		
Accumulated benefit obligation (ABO):		
Qualified U.S. domestic plans	$5,725	$4,844
Other plans	284	253
Total ABO	$6,009	$5,097
Projected benefit obligation (PBO)	$7,117	$6,227
Fair value of plan assets	5,825	5,510
PBO in excess of plan assets	(1,292)	(717)
Unrecognized actuarial losses, principally due to investments and changes in discount rate	2,247	823
Unamortized prior service cost and other	116	122
Amounts Included in Balance Sheet	$1,071	$ 228
Components of Amounts Included in Balance Sheet:		
Prepaid pension cost	$1,269	$ 411
Accrued pension liability	(198)	(183)
Minimum pension liability	(42)	(19)
Intangible asset and other	42	19
Net amounts recognized in balance sheet	$1,071	$ 228
Cash Amounts:		
Cash contributions during the year	$1,072	$ 161
Benefit payments during the year	$ 103	$ 84

The funded status of the plans reflects a snapshot of the state of our long-term pension liabilities at the plan measurement date. Declining interest rates (which increase the discounted value of the PBO) and recent stock market losses have significantly impacted the funded status of our plans. However, our plans remain adequately funded to provide benefits to our employees as they come due and current benefit payments are nominal compared to our total plan assets (benefit payments for 2003 were less than 2% of plan assets).

In order to improve the funded status of our pension plans, we expect to continue to make tax-deductible contributions to the plans in the future. Currently, we do not expect any material contributions for 2004 will be required under ERISA. We have also implemented the new Portable Pension Account (previously discussed in "Outlook"), which will help reduce the long-term growth of our pension liabilities.

The net amounts reflected in our balance sheet related to pension items include a substantial prepaid pension asset. This results from excess cash contributions to the plans over amounts that are recognized as pension expense for financial accounting

purposes. Amounts accrued as liabilities (including minimum pension liabilities) relate primarily to unfunded nonqualified plans and international pension plans where additional funding may not provide a current tax deduction.

Discount Rate

This is the interest rate used to discount the estimated future benefit payments that have been earned to date (the PBO) to their net present value. The discount rate is determined each year at the plan measurement date (February 28) and affects the succeeding year's pension cost. A decrease in the discount rate has a negative effect on pension expense.

This assumption is highly sensitive for FedEx and a one-basis-point change in the discount rate at February 28, 2003 affects our 2004 pension expense by approximately $1.7 million and our 2003 ABO by approximately $10 million. For example, the 12-basis-point decrease in the discount rate to 6.99% for 2004 from 7.11% for 2003 will negatively affect our 2004 pension cost by approximately $20 million. Our 2003 pension cost was negatively affected by approximately $60 million by the 63-basis-point decrease in the discount rate to 7.11% for 2003 from 7.74% for 2002.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds with coupon payments and maturities that generally match our expected benefit payments. This methodology is consistently applied and involves little subjectivity. However, the calculated discount rate can change materially from year to year based on economic market conditions that impact yields on corporate bonds.

Plan Assets

Pension plan assets are invested primarily in listed securities. Our pension plans hold only a minimal investment in FedEx common stock. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is intended to be the expected future long-term rate of earnings on plan assets. At February 28, 2003, with nearly $6 billion of plan assets, a one-basis-point change in this assumption affects pension cost by approximately $645,000 (a decrease in the assumed expected long-term rate of return has a negative effect on pension expense).

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- The duration of our pension plan liabilities, which determines the investment strategy we can employ with our pension plan assets.
- The types of investment classes in which we invest our pension plan assets and the expected compound return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate).
- The investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. Also, we periodically commission detailed asset/liability studies performed by third-party professional investment advisors and actuaries. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The study performed for 2003 supported the reasonableness of our 10.10% return assumption based on our liability duration and market conditions at the time we set this assumption.

Because of the introduction of the Portable Pension Account for 2004 (which will reduce our liability duration over time), as well as the significant additional contributions we made into the plans in late 2003 and the continuing deterioration of the equity markets through February 28, 2003, we performed a more recent asset/liability study for 2004. The results of this study support our current asset allocation strategy, which is summarized below:

Asset Class	Target % of Plan Assets
Domestic equities	53%
International equities	17
Private equities	5
Total equities	75
Long duration fixed income securities	15
Other fixed income securities	10
	100%

The actual allocation of our assets at February 28, 2003 was weighted more toward fixed income securities due to the depressed value of our equity investments and uninvested cash contributions of $815 million made on February 28, 2003. The asset/liability study for 2004 supports a long-term return on assets of at least 9.10%. Our actual compound return on assets was 9.10% for the 15-year period ended March 31, 2003. Based on these factors, we selected 9.10% as our estimated future rate of return on pension assets for 2004.

The 100-basis-point decrease in the expected long-term rate of return for 2004 will negatively affect our 2004 pension cost by approximately $65 million. Our 2003 pension cost was negatively affected by approximately $48 million by the 80-basis-point decrease in the expected long-term rate of return to 10.10% for 2003 from 10.90% for 2002.

Investment losses have also reduced the level of assets to which the expected long-term rate of return is applied, which will further increase our pension cost in 2004. Cumulative unrecognized actuarial losses subject to amortization were approximately $1.5 billion through February 28, 2003. These unrecognized losses primarily reflect the decline in the stock market over the past three years and may be recovered in future periods. However, to the extent that market performance does not improve, these unrecognized losses are recognized in future periods in the net amortization and deferral component of pension expense.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method, which helps mitigate short-term volatility in market performance (both increases and decreases). The other acceptable method of valuing plan assets is to use the market value of the assets at the measurement date. The application of the calculated-value accounting method reduced 2003 pension cost by approximately $35 million and 2002 pension cost by approximately $16 million compared to the market-value method.

Salary Increases

The assumed future increase in salaries and wages is also a key estimate in determining pension cost. We correlate changes in estimated future salary increases to changes in the discount rate (since that is an indicator of general inflation and cost of living adjustments) and general estimated levels of profitability (since most incentive compensation is a component of pensionable wages). Currently, a one-basis-point change in the rate of estimated future salaries affects pension costs by approximately $943,000 (a decrease in this rate will decrease pension cost). The decrease in this assumption to 3.15% for 2004 from 3.25% will favorably impact 2004 pension cost by approximately $10 million. For 2003, the decrease in this assumption to 3.25% from 4.00% in 2002 favorably impacted pension cost by approximately $50 million.

Self-Insurance Accruals

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare programs. At May 31, 2003 there were approximately $937 million of self-insurance accruals reflected in our balance sheet ($839 million at May 31, 2002).

The measurement of these costs requires the consideration of historical cost experience and judgments about the present and expected levels of cost per claim. We account for these costs primarily through actuarial methods, which develop estimates of the undiscounted liability for claims incurred, including those claims incurred but not reported. These methods provide estimates of future ultimate claim costs based on claims incurred as of the balance sheet date. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, and other factors can materially affect the estimates for these liabilities.

Long-Lived Assets

Property and Equipment

Our key businesses are capital intensive. More than 60% of our total assets are invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset are expensed as incurred.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Historically, gains and losses on operating equipment have not been material (typically less than $10 million annually). However, such amounts may differ materially in the future due to technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

At various times during 2003, as studies were completed, we made changes to the useful lives and residual values of certain aircraft fleet types, as well as tractors, trailers and other equipment. These changes resulted in a decrease in 2003 depreciation expense of approximately $13 million. Had all of these changes

been made as of June 1, 2002, depreciation expense for 2003 would have decreased by an additional $12 million.

Because we must plan years in advance for future volume levels and make commitments for aircraft based on those projections, we have risks that asset capacity may exceed demand and that an impairment of our assets may occur. The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value.

Because the cash flows of our transportation networks cannot be identified to individual assets, and based on the ongoing profitability of our operations, we have not experienced any significant impairment of assets to be held and used. However, from time to time we make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values when the decision is made to dispose of the asset and certain other criteria are met. For example, in 2001 we made the decision to eliminate certain excess aircraft capacity at FedEx Express related to our MD10 conversion program. The decision allowed us to avoid approximately $1.1 billion in future capital expenditures and resulted in an impairment charge of $93 million to reduce the value of the affected assets to their estimated fair value.

The estimate of fair value requires management to make assumptions about the most likely potential value of assets to be disposed of and the estimated future costs of disposal. During 2002 we substantially completed the disposal of the impaired MD10 program assets, which resulted in a favorable adjustment of $9 million. See Notes 19 and 21 to the accompanying audited financial statements for more information concerning impairment charges. There were no material asset impairment charges recognized in 2003.

Leases

We utilize operating leases to finance a significant number of our aircraft. Over the years, we have found these leasing arrangements to be favorable from a cash flow and risk management standpoint. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 7 to the accompanying audited financial statements, at May 31, 2003 we had approximately $14 billion (on an undiscounted basis) of future commitments for payments under operating leases.

The future commitments for operating leases are not reflected as a liability in our balance sheet because the leases do not meet the accounting definition of capital leases. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. We believe we have well-defined and controlled processes for making this evaluation.

During the fourth quarter of 2003, FedEx Express amended four leases for MD11 aircraft. As a result, the amended leases are now accounted for as capital leases, which added $221 million to both long-term assets and long-term liabilities at May 31, 2003.

Goodwill

We have in excess of $1 billion of goodwill on our balance sheet resulting from the acquisition of businesses. New accounting standards adopted in 2002 require that we review this goodwill for impairment on an annual basis and cease all goodwill amortization. As previously indicated, the adoption of these new rules resulted in an impairment of our recorded goodwill of $25 million in 2002 at one of our smaller businesses. The annual evaluation of goodwill impairment requires the use of estimates about the future cash flows of each of our reporting units to determine their estimated fair values. Changes in forecasted operations and changes in discount rates can materially affect these estimates. However, once an impairment of goodwill has been recorded, it cannot be reversed. We performed our annual impairment tests in 2003 with no indicated impairment to any of our goodwill balances.

Revenue Recognition

We believe the policies adopted to recognize revenue are critical because an understanding of the accounting applied in this area is fundamental to assessing our overall financial performance and because revenue and revenue growth are key measures of financial performance in the marketplace. Our businesses are primarily involved in the direct pickup and delivery of commercial package and freight shipments. Our employees and agents are involved throughout the process and our operational, billing and accounting systems directly capture and control all relevant information necessary to record revenue, bill customers and collect amounts due to us.

We recognize revenue upon delivery of shipments or, for our logistics and trade services businesses, upon the completion of services. Transportation industry practice includes two primary methods for revenue recognition for shipments in process at the end of an accounting period: (1) recognize all revenue and the related delivery costs when shipments are delivered or (2) recognize a portion of the revenue earned for shipments that have been picked up but not yet delivered at period end and accrue delivery costs as incurred. We use the second method; we recognize the portion of revenue earned at the balance sheet date for shipments in transit and accrue all delivery costs as incurred. We believe this accounting policy effectively and consistently matches revenue with expenses and recognizes liabilities as incurred.

There are three key estimates that are included in the recognition and measurement of our revenue and related accounts

receivable under the policies described above: (1) estimates for unbilled revenue on shipments that have been delivered; (2) estimates for revenue associated with shipments in transit; and (3) estimates for future adjustments to revenue or accounts receivable for billing adjustments and bad debts.

Unbilled Revenue
Primarily due to cycle billings to some of our larger customers, there is a time lag between the completion of a shipment and the generation of an invoice. At the end of a month, unprocessed invoices may be as much as one-third of the total month's revenue. This revenue is recognized through systematic accrual processes. Invoices that are essentially complete represent most of these accruals, with little subjectivity over the amounts accrued. The remaining amounts are estimated using actual package or shipment volumes and current trends of average revenue per shipment. These estimates are adjusted in subsequent months to the actual amounts invoiced. Because of the low level of subjectivity inherent in these accrual processes, the estimates have historically not varied significantly from actual amounts subsequently invoiced.

Shipments in Process
The majority of our shipments have short cycle times; therefore, less than 5% of a total month's revenue is typically in transit at the end of a period. We periodically perform studies to measure the percentage of completion for shipments in process. At month-end, we estimate the amount of revenue earned on shipments in process based on actual shipments picked up, the scheduled day of delivery, the day of the week on which the month ends (which affects the percentage of completion) and current trends in our average price for the respective services. We believe these estimates provide a reasonable approximation of the actual revenue earned at the end of a period.

Future Adjustments to Revenue and Accounts Receivable
Like many companies, we experience some credit loss on our trade accounts receivable. Historically, our credit losses from bad debts have not fluctuated materially because our credit management processes have been highly effective. We also recognize billing adjustments to revenue and accounts receivable for certain discounts, money-back service guarantees and billing corrections.

Estimates for credit losses and billing adjustments are regularly updated based on historical experience of bad debts, adjustments processed and current collections trends. Total allowances for these future adjustments were $149 million at May 31, 2003 and $147 million at May 31, 2002. We consider the sensitivity and subjectivity of these estimates to be moderate, as changes in economic conditions, pricing arrangements and billing systems can significantly affect the estimates used to determine the allowances.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed. As disclosed in Note 6 to the accompanying audited financial statements, we have outstanding long-term debt (exclusive of capital leases) of $1.6 billion at May 31, 2003 and 2002. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $39 million as of May 31, 2003 and $49 million as of May 31, 2002. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities. Currently, derivative instruments are not used to manage interest rate risk.

While we are a global provider of transportation services, the substantial majority of our transactions are denominated in U.S. dollars. The distribution of our foreign currency denominated transactions is such that currency declines in some areas of the world are often offset by currency gains of equal magnitude in other areas of the world. The principal foreign currency exchange rate risks to which we are exposed are in the euro, British pound sterling, Canadian dollar and Japanese yen. Foreign currency fluctuations during 2003 did not have a material effect on our results of operations. At May 31, 2003, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $36 million for 2004 (the comparable amount in the prior year was approximately $30 million). This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In practice, our experience is that exchange rates in the principal foreign markets where we have foreign currency denominated transactions tend to have offsetting fluctuations. Therefore, the calculation above is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting reported operating results, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

We have market risk for changes in the price of jet and diesel fuel; however, this risk is largely mitigated by revenue from our fuel surcharges. In 2002, we implemented new indices for calculating U.S. domestic fuel surcharges, which more closely link the fuel surcharges to prevailing market prices for fuel. In 2003, we implemented this methodology for determining a fuel surcharge on international shipments as well. Therefore, a hypothetical 10%

change in the price of fuel would not be expected to materially affect our earnings. However, our fuel surcharges have a lag that exists before they are adjusted for changes in jet and diesel fuel prices and fuel prices can fluctuate within certain ranges before resulting in a change in our fuel surcharges. Therefore, our operating income may be affected should the spot price of fuel suddenly change by a significant amount or change by amounts that do not result in a change in our fuel surcharges.

For 2001, market risk for jet fuel was estimated as the potential decrease in earnings resulting from a hypothetical 10% increase in jet fuel prices applied to projected 2002 usage and amounted to approximately $100 million, net of hedging settlements. As of May 31, 2001, all outstanding jet fuel hedging contracts were effectively closed by entering into offsetting jet fuel hedging contracts. See Note 1 to the accompanying audited financial statements for accounting policy and additional information regarding jet fuel hedging contracts.

We do not purchase or hold any derivative financial instruments for trading purposes.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Airline Stabilization Compensation," "Cost Savings Initiatives," "Outlook," "Liquidity," "Capital Resources," and "Critical Accounting Policies" are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of FedEx. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- economic conditions in the markets in which we operate, including the timing, speed and magnitude of the economy's recovery from the downturn that began in calendar 2001 in the sectors that drive demand for our services;
- any impacts on our business resulting from new domestic or international government regulation;
- the impact of any terrorist activities or international conflicts on the United States and global economies in general, or the transportation industry in particular, and what effects these events will have on our costs or the demand for our services;
- our ability to manage our cost structure for capital expenditures and operating expenses and match them, especially those relating to aircraft, vehicle and sort capacity, to shifting customer volume levels;
- the extent to which eligible employees participate in our voluntary early retirement and severance programs;
- sudden changes in fuel prices;
- our ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures;
- significant changes in the volumes of shipments transported through our networks, the mix of services purchased by our customers or the prices we obtain for our services;
- the amount of compensation we are entitled to receive and retain under the Air Transportation Safety and System Stabilization Act;
- market acceptance of our new service and growth initiatives, including our residential home delivery service;
- competition from other providers of transportation and logistics services, including our ability to compete with new or improved services offered by our competitors;
- changes in customer demand patterns;
- the impact of technology developments on our operations and on demand for our services;
- disruptions to our technology infrastructure, including our computer systems and Web site;
- our ability to obtain and maintain aviation rights in important international markets;
- adverse weather conditions;
- availability of financing on terms acceptable to us; and
- other risks and uncertainties you can find in our press releases and SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	2003	2002	2001
	Years ended May 31,		
REVENUES	$22,487	$20,607	$19,629
Operating Expenses			
Salaries and employee benefits	9,778	9,099	8,263
Purchased transportation	2,155	1,825	1,713
Rentals and landing fees	1,803	1,780	1,650
Depreciation and amortization	1,351	1,364	1,276
Fuel	1,349	1,100	1,143
Maintenance and repairs	1,398	1,240	1,170
Airline stabilization compensation	–	(119)	–
Other	3,182	2,997	3,343
	21,016	19,286	18,558
OPERATING INCOME	1,471	1,321	1,071
Other Income (Expense)			
Interest, net	(118)	(139)	(144)
Other, net	(15)	(22)	–
	(133)	(161)	(144)
Income Before Income Taxes	1,338	1,160	927
Provision for Income Taxes	508	435	343
Income Before Cumulative Effect of Change in Accounting Principle	830	725	584
Cumulative Effect of Change in Accounting for Goodwill, Net of Tax Benefit of $10	–	(15)	–
NET INCOME	$ 830	$ 710	$ 584
BASIC EARNINGS PER COMMON SHARE:			
Income before cumulative effect of change in accounting principle	$ 2.79	$ 2.43	$ 2.02
Cumulative effect of change in accounting for goodwill	–	(.05)	–
Basic Earnings Per Common Share	$ 2.79	$ 2.38	$ 2.02
DILUTED EARNINGS PER COMMON SHARE:			
Income before cumulative effect of change in accounting principle	$ 2.74	$ 2.39	$ 1.99
Cumulative effect of change in accounting for goodwill	–	(.05)	–
Diluted Earnings Per Common Share	$ 2.74	$ 2.34	$ 1.99

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	May 31, 2003	May 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 538**	$ 331
Receivables, less allowances of $149 and $147	**2,627**	2,491
Spare parts, supplies and fuel, less allowances of $101 and $91	**228**	251
Deferred income taxes	**416**	469
Prepaid expenses and other	**132**	123
Total current assets	**3,941**	3,665
Property and Equipment, at Cost		
Aircraft and related equipment	**6,624**	5,843
Package handling and ground support equipment and vehicles	**5,013**	4,866
Computer and electronic equipment	**3,180**	2,816
Other	**4,200**	4,051
	19,017	17,576
Less accumulated depreciation and amortization	**10,317**	9,274
Net property and equipment	**8,700**	8,302
Other Long-Term Assets		
Goodwill	**1,063**	1,063
Prepaid pension cost	**1,269**	411
Other assets	**412**	371
Total other long-term assets	**2,744**	1,845
	$15,385	$13,812
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	**$ 308**	$ 6
Accrued salaries and employee benefits	**724**	739
Accounts payable	**1,168**	1,133
Accrued expenses	**1,135**	975
Total current liabilities	**3,335**	2,853
Long-Term Debt, Less Current Portion	**1,709**	1,800
Other Long-Term Liabilities		
Deferred income taxes	**882**	599
Pension, postretirement healthcare and other benefit obligations	**657**	599
Self-insurance accruals	**536**	476
Deferred lease obligations	**466**	417
Deferred gains, principally related to aircraft transactions	**455**	484
Other	**57**	39
Total other long-term liabilities	**3,053**	2,614
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $.10 par value; 800 million shares authorized; 299 million shares issued for 2003 and 2002	**30**	30
Additional paid-in capital	**1,088**	1,144
Retained earnings	**6,250**	5,465
Accumulated other comprehensive loss	**(30)**	(53)
	7,338	6,586
Less treasury stock, at cost and deferred compensation	**50**	41
Total common stockholders' investment	**7,288**	6,545
	$15,385	$13,812

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended May 31,		
(In millions)	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 830	$ 710	$ 584
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	1,351	1,364	1,276
Provision for uncollectible accounts	105	110	114
Aircraft-related (recoveries) impairment charges	–	(9)	102
Deferred income taxes and other noncash items	329	93	–
Cumulative effect of change in accounting principle	–	15	–
Changes in operating assets and liabilities, net of the effects of businesses acquired:			
(Increase) decrease in receivables	(197)	(88)	60
Decrease (increase) in other current assets	39	63	(112)
Increase in pension assets and liabilities, net	(854)	(13)	(33)
Increase (decrease) in accounts payable and other operating liabilities	272	(19)	56
Other, net	(4)	2	(3)
Cash provided by operating activities	1,871	2,228	2,044
INVESTING ACTIVITIES			
Capital expenditures	(1,511)	(1,615)	(1,893)
Proceeds from:			
Sale-leaseback transactions	–	–	237
Asset dispositions	22	27	37
Business acquisitions, net of cash acquired	–	(35)	(477)
Other, net	(1)	11	(17)
Cash used in investing activities	(1,490)	(1,612)	(2,113)
FINANCING ACTIVITIES			
Principal payments on debt	(10)	(320)	(650)
Proceeds from debt issuances	–	–	744
Proceeds from stock issuances	81	88	29
Dividends paid	(60)	–	–
Purchases of treasury stock	(186)	(177)	–
Other, net	1	3	(1)
Cash (used in) provided by financing activities	(174)	(406)	122
CASH AND CASH EQUIVALENTS			
Net increase in cash and cash equivalents	207	210	53
Balance at beginning of year	331	121	68
Balance at end of year	$ 538	$ 331	$ 121

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

(In millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Deferred Compensation	Total
BALANCE AT MAY 31, 2000	$ 30	$1,079	$4,295	$ (36)	$(564)	$(19)	$4,785
Net income	–	–	584	–	–	–	584
Foreign currency translation adjustment, net of deferred tax benefit of $7	–	–	–	(19)	–	–	(19)
Unrealized loss on available-for-sale securities, net of deferred tax benefit of $1	–	–	–	(1)	–	–	(1)
Total comprehensive income							**564**
Shares issued for acquisition (11,042,965 shares)	–	41	28	–	438	–	507
Employee incentive plans and other (1,841,543 shares issued)	–	–	(27)	–	73	(14)	32
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2001	30	1,120	4,880	(56)	(53)	(21)	5,900
Net income	–	–	710	–	–	–	710
Foreign currency translation adjustment, net of deferred taxes of $1	–	–	–	6	–	–	6
Minimum pension liability adjustment, net of deferred tax benefit of $2	–	–	–	(3)	–	–	(3)
Reclassification of deferred jet fuel hedging charge upon adoption of SFAS 133, net of deferred tax benefit of $6	–	–	–	(9)	–	–	(9)
Adjustment for jet fuel hedging charges recognized in expense during period, net of deferred taxes of $6	–	–	–	9	–	–	9
Total comprehensive income							**713**
Purchase of treasury stock	–	–	–	–	(177)	–	(177)
Cash dividends declared ($0.05 per share)	–	–	(15)	–	–	–	(15)
Employee incentive plans and other (4,224,444 shares issued)	–	24	(110)	–	210	(12)	112
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2002	30	1,144	5,465	(53)	(20)	(21)	6,545
Net income	–	–	830	–	–	–	830
Foreign currency translation adjustment, net of deferred taxes of $10	–	–	–	37	–	–	37
Minimum pension liability adjustment, net of deferred tax benefit of $7	–	–	–	(14)	–	–	(14)
Total comprehensive income							**853**
Purchase of treasury stock	–	–	–	–	(186)	–	(186)
Cash dividends declared ($0.15 per share)	–	–	(45)	–	–	–	(45)
Employee incentive plans and other (3,268,180 shares issued)	–	(56)	–	–	181	(16)	109
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2003	**$ 30**	**$1,088**	**$6,250**	**$ (30)**	**$ (25)**	**$(25)**	**$7,288**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

FedEx Corporation ("FedEx") is a premier global provider of transportation, e-commerce and supply chain management services, the operations of which are primarily represented by Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), North America's second largest provider of small-package ground delivery service; and FedEx Freight Corporation ("FedEx Freight"), the largest U.S. provider of regional less-than-truckload ("LTL") freight services. These businesses comprise our reportable operating segments. Other operating companies included in the FedEx portfolio are FedEx Custom Critical, Inc. ("FedEx Custom Critical"), a critical-shipment carrier; FedEx Trade Networks, Inc. ("FedEx Trade Networks"), a global trade services company; and FedEx Corporate Services, Inc. ("FedEx Services"), a provider of customer-facing sales, marketing and information technology functions, primarily for our FedEx Express and FedEx Ground reportable segments, and of supply chain management services.

FedEx Freight was formed in the third quarter of 2001 in connection with our acquisition of FedEx Freight East, Inc. ("FedEx Freight East"), formerly known as American Freightways, Inc., a multiregional LTL carrier. FedEx Freight includes the results of operations of FedEx Freight East from January 1, 2001 and FedEx Freight West, Inc. ("FedEx Freight West"), formerly known as Viking Freight, Inc., an LTL carrier operating principally in the western United States, from December 1, 2000.

Fiscal Years

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2003 or ended May 31 of the year referenced.

Principles of Consolidation

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

Credit Risk

We routinely grant credit to many of our customers for transportation services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our transportation services. Allowances for potential credit losses are determined based on historical experience, current evaluation of the composition of accounts receivable and expected credit trends. Historically, credit losses have been within management's expectations.

Revenue Recognition

Revenue is recognized upon delivery of shipments or the completion of the service for our logistics and trade services businesses. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts, money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics and global trade services businesses engage in certain transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis.

Advertising

Advertising costs are expensed as incurred and are classified in other operating expenses. Advertising expenses were $249 million, $226 million and $237 million in 2003, 2002 and 2001, respectively.

Cash Equivalents

Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $6 million, $5 million and $11 million in 2003, 2002 and 2001, respectively.

Spare Parts, Supplies and Fuel

Spare parts are stated principally at weighted-average cost. Supplies and fuel are stated principally at standard cost, which approximates actual cost on a first-in, first-out basis. Allowances for obsolescence are provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service, plus allowances for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change.

Property and Equipment

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related costs, which are capitalized and amortized over their estimated service lives. We capitalize certain direct internal and external costs associated with the development of internal use software. The cost and

accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is reflected in the results of operations. Gains and losses on sales of property used in operations are classified with depreciation and amortization.

For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:

	Range
Aircraft and related equipment	5 to 25 years
Package handling and ground support equipment and vehicles	3 to 30 years
Computer and electronic equipment	3 to 10 years
Other	2 to 40 years

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 18 years, while vehicles are depreciated on a straight-line basis over five to ten years. We periodically evaluate the estimated service lives and residual values used to depreciate our aircraft and other equipment. This evaluation may result in changes in the estimated lives and residual values. The changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.334 billion, $1.331 billion and $1.234 billion in 2003, 2002 and 2001, respectively. Depreciation and amortization expense includes amortization of assets under capital lease.

For income tax purposes, depreciation is generally computed using accelerated methods.

Capitalized Interest

Interest on funds used to finance the acquisition and modification of aircraft, construction of certain facilities, and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset. Capitalized interest was $16 million in 2003 and $27 million in both 2002 and 2001.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

Pension and Postretirement Medical Plans

These defined benefit plans are measured as of February 28 of each year using actuarial techniques which reflect estimates for mortality, turnover and expected retirement. In addition, management makes assumptions concerning future salary increases, future expected long-term returns on plan assets and future increases in healthcare costs. Discount rates are established as of the measurement date using theoretical bond models that select high-grade corporate bonds with maturities or coupons that correlate to the expected payouts of the applicable liabilities. Assets for funded plans are displayed at fair value at the measurement date in the accompanying footnotes. A calculated-value method is employed for purposes of determining the expected return on plan asset component of net periodic pension cost. Generally, we do not fund defined benefit plans when such funding provides no current tax deduction.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Prior to the adoption of Statement of Financial Accounting Standards No. ("SFAS") 142, "Goodwill and Other Intangible Assets" in June 2001, goodwill was amortized over the estimated period of benefit on a straight-line basis over periods generally ranging from 15 to 40 years and was reviewed for impairment under the policy for other long-lived assets. Since adoption of SFAS 142 in June 2001, amortization of goodwill was discontinued and goodwill is reviewed at least annually for impairment. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter. Accumulated amortization was $196 million at both May 31, 2003 and 2002.

Income Taxes

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

We have not recognized deferred taxes for U.S. federal income taxes on foreign subsidiaries' earnings that are deemed to be permanently reinvested and any related taxes associated with such earnings are not material. Pretax earnings of foreign operations for 2003 were approximately $140 million, which represent only a portion of total results associated with international shipments.

Self-Insurance Accruals

We are primarily self-insured for workers' compensation, employee healthcare and vehicle liabilities. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation, employee healthcare claims and vehicle liabilities are included in accrued expenses.

Deferred Lease Obligations

While certain aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. The deferred lease obligation is the cumulative excess of rent expense over rent payments.

Deferred Gains

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains were related to aircraft transactions.

Stock Compensation

Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations are applied to measure compensation expense for stock-based compensation plans. No employee compensation cost is reflected in net income for stock option grants, as all options granted under the plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. See Note 9 for a description of the plans and our disclosure of the assumptions underlying the pro forma calculations below.

If compensation cost for stock-based compensation plans had been determined under SFAS 123, pro forma stock option compensation expense, net income and basic and diluted earnings per common share, assuming all options granted in 1996 and thereafter were valued using the Black-Scholes method, would have been as follows (in millions, except per share amounts):

	Years ended May 31,		
	2003	2002	2001
Net income, as reported	$ 830	$ 710	$ 584
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax benefit	34	37	31
Pro forma net income	$ 796	$ 673	$ 553
Earnings per common share:			
Basic – as reported	$2.79	$2.38	$2.02
Basic – pro forma	$2.67	$2.26	$1.92
Diluted – as reported	$2.74	$2.34	$1.99
Diluted – pro forma	$2.63	$2.22	$1.89

Derivative Instruments

Through the period ended May 31, 2001, jet fuel forward contracts were accounted for as hedges under SFAS 80, "Accounting for Futures Contracts." At June 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Under SFAS 80, no asset or liability for the hedges was recorded and the income statement effect was recognized in fuel expense upon settlement of the contract. In the past, we had jet fuel hedging contracts that would have qualified under SFAS 133 as cash flow hedges. However, during 2001 all outstanding jet fuel hedging contracts were effectively closed by entering into offsetting contracts. The net value of those contracts of $15 million ($9 million, net of tax) was recognized as a deferred charge in the May 31, 2001 balance sheet. Effective June 1, 2001, under the SFAS 133 transition rules, the deferred charge was reclassified to be included as a component of accumulated other comprehensive loss. This entire charge was recognized in expense in 2002 as the related fuel was purchased. We did not enter into any new jet fuel hedging contracts during 2003 or 2002 and had no derivative instruments outstanding at May 31, 2003.

Foreign Currency Translation

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive loss within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations. Cumulative net foreign currency translation losses in accumulated other comprehensive loss were $13 million, $50 million and $56 million at May 31, 2003, 2002 and 2001, respectively.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that

actual results could materially differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill); obsolescence of spare parts; income tax liabilities; self-insurance accruals; airline stabilization compensation; employee retirement plan obligations; and contingent liabilities.

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS

Variable Interest Entities

Effective February 1, 2003, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires a variable interest entity ("VIE") to be consolidated by the primary beneficiary of the entity under certain circumstances. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of this interpretation did not have any effect on our financial position or results of operations. Our VIE disclosure is included in Note 16.

Guarantees and Indemnifications

Effective January 1, 2003, we adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and indemnities. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of this interpretation did not have any effect on our financial position or results of operations. Disclosure of our guarantees and indemnifications is included in Note 15.

Stock Compensation

Effective January 1, 2003, we adopted the disclosure provisions of SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of this statement did not have any effect on our financial position or results of operations.

Asset Retirement Obligations, Impairment and Disposal of Long-Lived Assets and Accounting for Exit Costs

In 2003, we adopted SFAS 143, "Accounting for Asset Retirement Obligations;" SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets;" and SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The adoption of these statements did not have any effect on our financial position or results of operations.

NOTE 3: BUSINESS COMBINATIONS

On March 1, 2002, a subsidiary of FedEx Trade Networks acquired for cash certain assets of Fritz Companies, Inc. that provide essential customs clearance services exclusively for FedEx Express in three U.S. locations, at a cost of $36.5 million. The excess cost over the estimated fair value of the net assets acquired (approximately $35 million) was recorded as goodwill, which was entirely attributed to FedEx Express. Goodwill for tax purposes associated with this transaction will be deductible over 15 years.

In the third quarter of 2001, we acquired FedEx Freight East for approximately $980 million, including approximately $475 million in cash, 11.0 million shares of FedEx common stock and options to purchase 1.5 million shares of FedEx common stock. The acquisition included the assumption of $240 million of debt for a total consideration of $1.2 billion. The excess purchase price over the estimated fair value of the net assets acquired (approximately $600 million) has been recorded as goodwill.

These acquisitions were accounted for under the purchase method of accounting. The operating results of the acquired businesses were included in consolidated operations from the date of acquisition. For FedEx Freight East, the results of operations are included from January 1, 2001. Pro forma results including these acquisitions would not differ materially from reported results.

NOTE 4: GOODWILL AND INTANGIBLES

Effective June 1, 2001, we adopted SFAS 142, "Goodwill and Other Intangible Assets," which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, material amounts of recorded goodwill attributable to each of our reporting units were tested for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value was determined using a discounted cash flow methodology. Based on our initial impairment tests when the statement was adopted, we recognized an adjustment of $25 million ($15 million or $.05 per share, net of tax) in the first quarter of 2002 to reduce the carrying value of goodwill at a subsidiary of one of our nonreportable operating segments to its implied fair value. Under SFAS 142, the impairment

adjustment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our 2002 consolidated statement of income.

The carrying amount of goodwill during the year ended May 31, 2003 and at May 31, 2003 and 2002 was attributable as follows: $393 million to FedEx Express; $595 million to FedEx Freight; and $75 million to our nonreportable operating segments.

In connection with adopting SFAS 142, we also reassessed the useful lives and the classification of our identifiable intangible assets other than goodwill and determined that they were appropriate. The components of our amortizing intangible assets, included in other long-term assets on the accompanying balance sheets, were as follows (in millions):

	May 31, 2003		May 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Contract based	$ 73	$(37)	$ 73	$(32)
Technology based and other	40	(12)	64	(28)
	$113	$(49)	$137	$(60)

Amortization expense for intangible assets other than goodwill was $13 million for 2003 and $14 million for 2002. Estimated amortization expense is $9 million for 2004 and $8 million for each of the four succeeding fiscal years.

Actual results of operations for 2003, 2002 and 2001 and pro forma results of operations for 2001 had we applied the nonamortization provisions of SFAS 142 in that period were as follows (in millions, except per share amounts):

	Years ended May 31,		
	2003	2002	2001
Reported net income	$ 830	$ 710	$ 584
Add: Goodwill amortization, net of tax	–	–	17
Adjusted net income	$ 830	$ 710	$ 601
Basic earnings per share:			
Reported net income	$2.79	$2.38	$2.02
Goodwill amortization	–	–	.06
Adjusted net income	$2.79	$2.38	$2.08
Diluted earnings per share:			
Reported net income	$2.74	$2.34	$1.99
Goodwill amortization	–	–	.06
Adjusted net income	$2.74	$2.34	$2.05

NOTE 5: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31,	
	2003	2002
Accrued Salaries and Employee Benefits:		
Salaries	$ 119	$111
Employee benefits	227	261
Compensated absences	378	367
	$ 724	$739
Accrued Expenses:		
Self-insurance accruals	$ 401	$363
Taxes other than income taxes	279	253
Other	455	359
	$1,135	$975

NOTE 6: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of our long-term debt were as follows (in millions):

	May 31,	
	2003	2002
Unsecured debt	$1,529	$1,529
Capital lease obligations	422	206
Other debt, interest rates of 6.80% to 9.98%, due through 2017	66	71
	2,017	1,806
Less current portion	308	6
	$1,709	$1,800

We have two revolving bank credit facilities totaling $1 billion. One revolver provides for $750 million through September 28, 2006. The second is a 364-day facility providing for $250 million through September 26, 2003. Facility fees paid under the revolvers for 2003 were approximately $1 million and are projected to be approximately $1 million annually. Interest rates on borrowings under the agreements are generally determined by maturities selected and prevailing market conditions. Borrowings under the credit agreements will bear interest, at our option, at a rate per annum equal to either (a) the London Interbank Offered Rate plus a credit spread, or (b) the higher of the Federal Funds Effective Rate, as defined, plus 1/2 of 1% or the bank's Prime Rate. The revolving credit agreements contain certain covenants and restrictions, none of which is expected to significantly affect our operations or ability to pay dividends.

Commercial paper borrowings are backed by unused commitments under our revolving credit agreements and reduce the amount available under the agreements. As of May 31, 2003, no commercial paper borrowings were outstanding and the entire amount under the credit facilities was available. There were no commercial paper borrowings outstanding at May 31, 2002.

The components of unsecured debt (net of discounts) were as follows (in millions):

	May 31,	
	2003	2002
Senior unsecured debt (fixed rates):		
Interest rates of 6.63% to 7.25%,		
due through 2011	**$ 747**	$ 747
Interest rate of 9.65%, due in 2013	**299**	299
Interest rate of 7.80%, due in 2007	**200**	200
Bonds, interest rate of 7.60%, due in 2098	**239**	239
Medium term notes, interest rates		
of 8.00% to 10.57%, due through 2007	**44**	44
	$1,529	$1,529

In conjunction with the acquisition of FedEx Freight East, debt of $240 million was assumed, a portion of which was refinanced subsequent to the acquisition. On April 5, 2002, we prepaid the remaining $101 million. The debt carried interest rates of 6.92% to 8.91% and was due in installments through 2012. Under the debt agreements, we incurred a prepayment penalty of $13 million, which was included in other nonoperating expense in 2002.

Capital lease obligations include certain special facility revenue bonds which have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually with principal payments due at the end of the related lease agreements. In addition, during the fourth quarter of 2003, FedEx Express amended four leases for MD11 aircraft, which now commit FedEx Express to firm purchase obligations for two of these aircraft during both 2005 and 2006. As a result, these amended leases are now accounted for as capital leases ($216 million at May 31, 2003).

We incur other commercial commitments in the normal course of business to support our operations. Letters of credit at May 31, 2003 were $449 million. These instruments are generally required under certain U.S. domestic self-insurance programs and are used in the normal course of international operations. The underlying liabilities are reflected in the balance sheet. Therefore, no additional liability is reflected for the letters of credit.

Scheduled annual principal maturities of debt, exclusive of capital leases, for the five years subsequent to May 31, 2003, are as follows (in millions):

	Amount
2004	$275
2005	6
2006	257
2007	226
2008	–

Long-term debt, exclusive of capital leases, had carrying values of $1.6 billion at each of May 31, 2003 and 2002, compared with estimated fair values of approximately $1.9 billion and $1.7 billion at those respective dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

NOTE 7: LEASE COMMITMENTS

We utilize certain aircraft, land, facilities and equipment under capital and operating leases that expire at various dates through 2039. In addition, supplemental aircraft are leased under agreements that generally provide for cancellation upon 30 days' notice.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31,	
	2003	2002
Aircraft	**$221**	$ –
Package handling and ground support		
equipment and vehicles	**207**	213
Other, principally facilities	**137**	138
	565	351
Less accumulated amortization	**268**	258
	$297	$ 93

During the fourth quarter of 2003, FedEx Express amended four leases for MD11 aircraft, which now commit FedEx Express to firm purchase obligations for two of these aircraft during both 2005 and 2006. As a result, these amended leases are now accounted for as capital leases.

Rent expense under operating leases for the years ended May 31 was as follows (in millions):

	2003	2002	2001
Minimum rentals	**$1,522**	$1,453	$1,399
Contingent rentals	**107**	132	91
	$1,629	$1,585	$1,490

Contingent rentals are based on hours flown under supplemental aircraft leases.

A summary of future minimum lease payments under capital leases and noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2003 is as follows (in millions):

	Capital Leases	Operating Leases
2004	$ 44	$ 1,368
2005	125	1,285
2006	102	1,192
2007	11	1,155
2008	11	1,045
Thereafter	238	8,342
	531	$14,387
Less amount representing interest	109	
Present value of net minimum lease payments	$422	

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

NOTE 8: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2003, none of these shares had been issued.

NOTE 9: COMMON STOCKHOLDERS' INVESTMENT

Treasury Shares

During 2003, we purchased 3,275,000 treasury shares at an average cost of $56.66 per share and 3,350,000 treasury shares were repurchased in 2002 at an average cost of $52.70 per share. These repurchases were done under share repurchase programs aggregating 10,000,000 shares. Treasury shares have been utilized for issuances under the stock-based compensation plans discussed below. At May 31, 2003 and 2002, respectively, 406,304 and 382,046 shares remained in treasury.

Stock Compensation Plans

Fixed Stock Option Plans

Under the provisions of our stock incentive plans, key employees and non-employee directors may be granted options to purchase shares of common stock at a price not less than its fair market value at the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years with more than 80% of stock option grants vesting ratably over 4 years. At May 31, 2003, there were 4,897,779 shares available for future grants under these plans.

The weighted-average fair value of options granted during 2003, 2002 and 2001 was $17.12, $12.39 and $13.19, respectively.

Beginning with the grants made on or after June 1, 1995, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model. The weighted-average assumptions for each year's grants were as follows:

	2003	2002	2001
Dividend yield	.3785%	0%	0%
Expected volatility	35%	30%	35%
Risk-free interest rate	4.017%	4.777%	6.419%
Expected lives	4 years	4 years	4 years

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. In July 2002, we paid the first dividend in the history of the company. Therefore, the fair value of options prior to 2003 is not affected by the dividend yield. The dividend yield has an inverse effect on the fair value of the option.

Expected Volatility. Stock price volatility has a significant, direct effect on the valuation of stock options. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. The risk-free interest rate has a direct effect on the calculated fair value.

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Generally, options granted have a maximum term of ten years. We examine actual stock option exercises to determine the expected life of the options. Based on this experience, our average expected option life is currently four years. The longer the expected life of the option, the higher the calculated fair value of the option.

Forfeiture Rate. This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This percentage is derived from historical experience and will lower pro forma compensation expense. Our forfeiture rate is approximately 8%.

The following table summarizes information about our fixed stock option plans for the years ended May 31:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**17,306,014**	**$34.32**	17,498,558	$30.24	15,010,651	$29.12
Granted and assumed	**3,261,800**	**53.22**	4,023,098	40.66	4,267,753[1]	31.19
Exercised	**(2,951,154)**	**27.73**	(3,875,767)	22.34	(1,465,684)	20.02
Forfeited	**(301,544)**	**40.47**	(339,875)	35.06	(314,162)	37.25
Outstanding at end of year	**17,315,116**	**38.88**	17,306,014	34.32	17,498,558	30.24
Exercisable at end of year	**8,829,515**	**33.58**	8,050,362	29.98	8,704,009	25.09

(1) Includes 1,479,016 options assumed upon acquisition of FedEx Freight East in 2001.

The following table summarizes information about fixed stock options outstanding at May 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$13.00 – $19.50	1,929,105	2.2 years	$17.69	1,530,446	$17.35
19.54 – 29.31	1,749,156	3.8 years	23.90	1,605,896	23.92
29.53 – 44.30	8,425,094	6.9 years	37.56	4,277,660	35.81
45.59 – 57.84	5,211,761	8.0 years	53.88	1,415,513	55.38
13.00 – 57.84	17,315,116	6.4 years	38.88	8,829,515	33.58

Total stock options outstanding at May 31, 2003 represented 5.5% of total outstanding common shares and options.

Restricted Stock Plans

Under the terms of our restricted stock plans, shares of common stock are awarded to key employees. All restrictions on the shares expire over periods varying from two to five years from their date of award. Shares are valued at the market price at the date of award. Compensation related to these plans is recorded as a reduction of common stockholders' investment and is amortized to expense as restrictions on such shares expire.

The following table summarizes information about restricted stock awards for the years ended May 31:

	2003		2002		2001	
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Awarded	**343,500**	**$47.56**	329,500	$43.01	330,250	$39.89
Forfeited	**17,438**	**48.01**	12,000	49.79	8,438	40.92

At May 31, 2003, there were 519,976 shares available for future awards under these plans. Annual compensation cost for the restricted stock plans was approximately $12 million for 2003, 2002 and 2001.

NOTE 10: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic earnings per common share and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2003	2002	2001
Net income applicable to common stockholders	**$ 830**	$ 710	$ 584
Weighted-average common shares outstanding	**298**	298	289
Common equivalent shares:			
Assumed exercise of outstanding dilutive options	**15**	16	14
Less shares repurchased from proceeds of assumed exercise of options	**(10)**	(11)	(10)
Weighted-average common and common equivalent shares outstanding	**303**	303	293
Basic earnings per common share	**$2.79**	$2.38	$2.02
Diluted earnings per common share	**$2.74**	$2.34	$1.99

NOTE 11: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2003	2002	2001
Current provision:			
Domestic:			
Federal	**$112**	$255	$290
State and local	**28**	39	43
Foreign	**39**	41	36
	179	335	369
Deferred provision (credit):			
Domestic:			
Federal	**304**	99	(23)
State and local	**25**	3	(3)
Foreign	**–**	(2)	–
	329	100	(26)
	$508	$435	$343

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2003	2002	2001
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
State and local income taxes, net of federal benefit	**2.6**	2.4	2.8
Other, net	**0.4**	0.1	(0.8)
Effective tax rate	**38.0%**	37.5%	37.0%

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2003		2002	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment and leases	**$ 303**	**$ 946**	$ 266	$ 897
Employee benefits	**270**	**407**	273	126
Self-insurance accruals	**259**	**–**	288	–
Other	**262**	**207**	191	125
	$1,094	**$1,560**	$1,018	$1,148

In connection with an Internal Revenue Service ("IRS") audit for the tax years 1993 and 1994, the IRS proposed adjustments characterizing routine jet engine maintenance costs as capital expenditures that must be recovered over seven years, rather than as expenses that are deducted immediately, as has been our practice. We filed an administrative protest of these adjustments and engaged in discussions with the Appeals office of the IRS. After these discussions failed to result in a settlement, in 2001 we paid $70 million in tax and interest and filed suit in Federal District Court for a complete refund of the amounts paid, plus interest. The trial was conducted in the U.S. District Court in Memphis and concluded on May 28, 2003. The Court has not indicated when it might render its decision.

The IRS has continued to assert its position in audits for the years 1995 through 1998 with respect to maintenance costs for jet engines and rotable aircraft parts. Based on these audits, the total proposed deficiency for the 1995 to 1998 period, including tax and interest through May 31, 2003, was approximately $202 million

(representing $107 million of tax and $95 million of interest). In addition, we have continued to expense these types of maintenance costs subsequent to 1998. Previously, the IRS made similar attempts to require capitalization of airframe maintenance costs. In December 2000, the IRS issued a revenue ruling which permitted current deductions for routine airframe maintenance costs. As a result, the IRS conceded 100% of the airframe issue for 1993 to 1994 and we anticipate a similar result for all future years.

We believe that our practice of expensing these types of maintenance costs is correct and consistent with industry practice and certain IRS rulings. We intend to vigorously contest the adjustments and do not believe it is probable that we will be required to pay $202 million to the IRS. Additionally, we expect to fully recover the amounts previously paid in litigation. Because the proposed adjustments relate solely to the timing of the income tax deduction for the above expenditures for federal income tax purposes, any adverse determination in this matter would not have an impact on our total income tax expense. Accordingly, we have not recognized any provision for the tax portion of the proposed deficiency. The income statement consequences if we do not prevail in the litigation on this matter would be for interest on the income taxes that would be payable upon assessment. The IRS has not assessed penalties on this matter. We do not expect any amounts that may ultimately be payable on this matter to be material to our financial position, results of operations or cash flows.

NOTE 12: EMPLOYEE BENEFIT PLANS

Pension Plans

We sponsor defined benefit pension plans covering a majority of employees. The largest plan covers certain U.S. employees age 21 and over, with at least one year of service, and provides benefits based on average earnings and years of service. Plan funding is actuarially determined and is subject to certain tax law limitations. International defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations. Substantially all plan assets are actively managed. At May 31, 2003, plan assets totaled $5.8 billion, consisting of 70% marketable equity securities, 25% fixed income instruments and 5% private equity securities.

During 2003, we announced to our employees that the FedEx Corporation Employees' Pension Plan would be amended to add a cash balance feature, which we call the Portable Pension Account. Eligible employees as of May 31, 2003 may make a one-time election to accrue future pension benefits under either the new cash balance formula or the traditional pension benefit formula. This election is entirely optional. In either case, employees will retain all benefits previously accrued under the traditional pension benefit formula and will continue to receive the benefit of future salary increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 will participate in the Portable Pension Account. While this new program will provide employees greater flexibility and reduce our long-term pension costs, it will not have a material effect on 2004 results.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Due to a lower discount rate, a lower expected long-term rate of return and a reduction in the value of plan assets as a result of investment losses at the measurement date for 2003 pension expense (February 28, 2002), our total net pension cost for 2003 increased by approximately $80 million.

An increase in pension cost of approximately $115 million is expected for 2004 based primarily on a continuing decline in the discount rate (to 6.99%), a reduction in the expected long-term rate of return on plan assets (to 9.10%) and the amortization of unrealized actuarial losses. Management reviews the assumptions used to measure pension costs (including the discount rate and the expected long-term rate of return on pension assets) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may continue to be experienced in the future.

In 2001, we changed the actuarial valuation measurement date for our principal pension plans from May 31 to February 28 to conform to the measurement date used for our postretirement healthcare plans and to facilitate our planning and budgeting process. Additionally, we adopted a calculated-value method for determining the fair value of plan assets, which is a method more consistent with the long-term nature of pension accounting. These changes reduced total 2002 pension cost by approximately $32 million.

Postretirement Healthcare Plans

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988.

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2003 and a statement of the funded status as of May 31, 2003 and 2002 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2003	2002	**2003**	2002
Change in Projected Benefit Obligation				
Projected benefit obligation at beginning of year	**$ 6,227**	$5,384	**$ 329**	$ 286
Service cost	**374**	348	**27**	27
Interest cost	**438**	409	**25**	25
Actuarial loss (gain)	**164**	168	**23**	(1)
Benefits paid	**(103)**	(84)	**(21)**	(13)
Amendments, benefit enhancements and other	**17**	2	**(1)**	5
Projected benefit obligation at end of year	**$ 7,117**	$6,227	**$ 382**	$ 329
Accumulated Benefit Obligation	**$ 6,009**	$5,097		
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 5,510**	$5,622	**$ –**	$ –
Actual loss on plan assets	**(663)**	(191)	**–**	–
Company contributions	**1,072**	161	**18**	10
Benefits paid	**(103)**	(84)	**(21)**	(13)
Other	**9**	2	**3**	3
Fair value of plan assets at end of year	**$ 5,825**	$5,510	**$ –**	$ –
Funded Status of the Plans	**$(1,292)**	$ (717)	**$(382)**	$ (329)
Unrecognized actuarial loss (gain)	**2,247**	823	**(38)**	(59)
Unamortized prior service cost	**123**	130	**(1)**	3
Unrecognized transition amount	**(7)**	(8)	**–**	–
Prepaid (accrued) benefit cost	**$ 1,071**	$ 228	**$(421)**	$ (385)
Amounts Recognized in the Balance Sheet at May 31:				
Prepaid benefit cost	**$ 1,269**	$ 411	**$ –**	$ –
Accrued benefit liability	**(198)**	(183)	**(421)**	(385)
Minimum pension liability	**(42)**	(19)	**–**	–
Accumulated other comprehensive income	**26**	5	**–**	–
Intangible asset	**16**	14	**–**	–
Prepaid (accrued) benefit cost	**$ 1,071**	$ 228	**$(421)**	$ (385)

Our pension plans comprised the following components at May 31, 2003 and 2002 (in millions):

	U.S. Domestic Plans							
	Qualified		Nonqualified		International Plans		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
ABO	**$ 5,725**	$4,844	**$ 130**	$ 118	**$ 154**	$135	**$ 6,009**	$5,097
PBO	**$ 6,793**	$5,945	**$ 144**	$ 134	**$ 180**	$148	**$ 7,117**	$6,227
Fair Value of Plan Assets	**5,747**	5,432	**–**	–	**78**	78	**5,825**	5,510
Funded Status	**$(1,046)**	$ (513)	**$(144)**	$(134)	**$(102)**	$(70)	**$(1,292)**	$ (717)
Unrecognized actuarial loss	**2,208**	811	**5**	4	**34**	8	**2,247**	823
Unamortized prior service cost	**105**	114	**18**	16	**–**	–	**123**	130
Unrecognized transition amount	**(8)**	(10)	**–**	–	**1**	2	**(7)**	(8)
Prepaid (accrued) benefit cost	**$ 1,259**	$ 402	**$(121)**	$(114)	**$ (67)**	$(60)	**$ 1,071**	$ 228

The projected benefit obligation ("PBO") is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation ("ABO") also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. Therefore, the ABO as compared to plan assets is an indication of the assets currently available to fund vested and nonvested benefits accrued through May 31.

The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the ABO to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. In order to eliminate the need to recognize an additional minimum pension liability (generally required when the ABO exceeds the fair value of plan assets at the measurement date), we made $1.1 billion of tax-deductible contributions to our qualified U.S. domestic pension plans in 2003. No contributions for 2003 or 2002 were required under minimum funding standards and none are expected to be required in 2004.

We have certain nonqualified defined benefit pension plans that are not funded because such funding provides no current tax benefit. Primarily related to those plans and certain international plans, we have ABOs aggregating approximately $284 million at May 31, 2003 and $180 million at May 31, 2002, with assets of $78 million at both dates. Plans with this funded status resulted in the recognition of a minimum pension liability in our balance sheets. This minimum liability was $42 million at May 31, 2003 and $19 million at May 31, 2002.

Net periodic benefit cost for the three years ended May 31 was as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$ 374**	$ 348	$ 325	**$ 27**	$ 27	$ 25
Interest cost	**438**	409	382	**25**	25	23
Expected return on plan assets	**(594)**	(621)	(624)	**–**	–	–
Net amortization and deferral	**10**	13	(23)	**(2)**	(2)	(1)
Curtailment gain	**–**	–	–	**–**	–	(2)
	$ 228	$ 149	$ 60	**$ 50**	$ 50	$ 45

Weighted-Average Actuarial Assumptions

	Pension Plans			Postretirement Healthcare Plans		
	2003	2002	2001	**2003**	2002	2001
Discount rate	**6.99%**	7.11%	7.74%	**6.75%**	7.30%	8.18%
Rate of increase in future compensation levels	**3.15**	3.25	4.00	**–**	–	–
Expected long-term rate of return on assets	**10.10***	10.90	10.90	**–**	–	–

**For 2004, the expected long-term rate of return on plan assets will be 9.10%.*

Future medical benefit costs are estimated to increase at an annual rate of 12.50% during 2004, decreasing to an annual growth rate of 5.25% in 2010 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 7.50% during 2004, decreasing to an annual growth rate of 5.25% in 2009 and thereafter. Our postretirement healthcare cost is capped at 150% of the 1993 employer cost and, therefore, is not subject to medical and dental trends after the capped cost is attained. Therefore, a 1% change in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 2003, or 2003 benefit expense.

Defined Contribution Plans

Profit sharing and other defined contribution plans are in place covering a majority of U.S. employees. Profit sharing plans provide for discretionary employer contributions, which are determined annually by our Board of Directors. Other plans provide matching funds based on employee contributions to 401(k) plans. Expense under these plans was $82 million in 2003, $75 million in 2002 and $99 million in 2001. Included in these expense amounts are cash distributions made directly to employees of $9 million, $10 million and $45 million in 2003, 2002 and 2001, respectively.

NOTE 13: BUSINESS SEGMENT INFORMATION

We have determined our reportable operating segments to be FedEx Express, FedEx Ground and FedEx Freight, each of which operates in a single line of business. Included within Other are the operations of FedEx Custom Critical, FedEx Trade Networks and FedEx Services. Other also includes the operations of FedEx Freight West through November 30, 2000 and certain unallocated corporate items and eliminations. Segment financial performance is evaluated based on operating income.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income and segment assets to consolidated financial statement totals (in millions):

	FedEx Express	FedEx Ground	FedEx Freight[1]	Other	Consolidated Total
Revenues					
2003	**$16,351**	**$3,413**	**$2,120**	**$ 603**	**$22,487**
2002	15,327	2,711	1,960	609	20,607
2001	15,534	2,237	835	1,023	19,629
Depreciation and amortization					
2003	**$ 801**	**$ 153**	**$ 83**	**$ 314**	**$ 1,351**
2002	806	132	86	340	1,364
2001	797	111	44	324	1,276
Operating income (loss)					
2003	**$ 786**	**$ 495**	**$ 178**	**$ 12**	**$ 1,471**
2002	811	337	168	5	1,321
2001	847[2]	175	55	(6)[3]	1,071
Segment assets					
2003	**$10,963**	**$1,784**	**$1,729**	**$ 909**	**$15,385**
2002	9,949	1,430	1,702	731	13,812

(1) 2001 includes the financial results of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 results are not comparable to 2003 and 2002.
(2) Includes $93 million charge for impairment of certain assets related to the MD10 aircraft program and $9 million charge related to the Ayres program write-off.
(3) Includes $22 million of FedEx Supply Chain Services reorganization costs.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express	FedEx Ground	FedEx Freight[1]	Other	Consolidated Total
2003	**$ 903**	**$250**	**$130**	**$228**	**$1,511**
2002	1,059	212	82	262	1,615
2001	1,233	212	62	386	1,893

(1) 2001 includes the financial information of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 capital expenditures are not comparable to 2003 and 2002.

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

Revenue by Service Type

	2003	2002	2001
FedEx Express:			
Package:			
U.S. overnight box	**$ 5,432**	$ 5,338	$ 5,830
U.S. overnight envelope	**1,715**	1,755	1,871
U.S. deferred	**2,510**	2,383	2,492
Total domestic package revenue	**9,657**	9,476	10,193
International priority	**4,367**	3,834	3,940
Total package revenue	**14,024**	13,310	14,133
Freight:			
U.S.[1]	**1,564**	1,273	651
International	**400**	384	424
Total freight revenue	**1,964**	1,657	1,075
Other	**363**	360	326
Total FedEx Express	**16,351**	15,327	15,534
FedEx Ground	**3,413**	2,711	2,237
FedEx Freight[2]	**2,120**	1,960	835
Other	**603**	609	1,023
	$22,487	$20,607	$19,629

Geographic Information[3]

	2003	2002	2001
Revenues:			
U.S.	**$17,277**	$15,968	$14,858
International	**5,210**	4,639	4,771
	$22,487	$20,607	$19,629
Long-lived assets:			
U.S.	**$ 9,908**	$ 8,627	$ 8,637
International	**1,536**	1,520	1,254
	$11,444	$10,147	$ 9,891

(1) Includes revenue from our air transportation agreement with the USPS which took effect in August 2001.
(2) Results for 2001 include the financial results of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 results are not comparable to 2003 and 2002.
(3) International revenue includes shipments that either originate in or are destined to locations outside the United States. Long-lived assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2003	2002	2001
Interest (net of capitalized interest)	**$125**	$146	$139
Income taxes	**53**	312	445

Noncash investing and financing activities for the years ended May 31 were as follows (in millions):

	2003	2002	2001
Fair value of treasury stock and common stock options issued in business acquisition	**$ –**	$ –	$506
Fair value of assets acquired under capital leases	**$221**	$ –	$ –

NOTE 15: GUARANTEES AND INDEMNIFICATIONS

We adopted FIN 45 effective January 1, 2003. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to certain guarantees and indemnifications issued or modified after December 31, 2002. Accordingly, any contractual guarantees or indemnifications we issue or modify subsequent to December 31, 2002 will be evaluated and, if required, a liability for the fair value of the obligation undertaken will be recognized. Our adoption of FIN 45 did not have any effect on our financial position or results of operations during 2003.

Substantially all of our guarantees and indemnifications were entered into prior to December 31, 2002 and have not been modified since then. Therefore, no amounts have been recognized in our financial statements for the underlying fair value of these agreements. With the exception of residual value guarantees in certain operating leases, a maximum obligation is generally not specified in our guarantees and indemnifications. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations.

Operating Leases

We have guarantees under certain operating leases, amounting to $134 million as of May 31, 2003, for the residual values of aircraft, vehicles and facilities at the end of the respective operating lease periods. Under these leases, if the fair market value of the leased asset at the end of the lease term is less than an agreed-upon value as set forth in the related operating lease agreement, we will be responsible to the lessor for the amount of such deficiency. Based upon our expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

Certain of our operating leases contain other indemnification obligations to the lessor, which are considered ordinary and customary (e.g., use and environmental indemnifications), the terms of which range in duration and often are not limited. Such indemnification obligations continue until and, in many cases, after expiration of the respective lease.

Other Contracts

In conjunction with certain transactions, primarily sales or purchases of operating assets or services in the ordinary course of business, we sometimes provide routine indemnifications (e.g., environmental, tax and employee liabilities), the terms of which range in duration and often are not limited.

Intra-Company Guarantees

Certain of our unsecured long-term debt (approximately $950 million) is guaranteed by our subsidiaries. The guarantees are full and unconditional, joint and several and any subsidiaries that are not guarantors are minor as defined by Securities and Exchange Commission regulations. FedEx, as the parent company issuer of this debt, has no independent assets or operations. There are no significant restrictions on our ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. In certain cases, the bond proceeds were loaned to FedEx Express and are included in long-term debt and, in other cases, the related lease agreements are accounted for as either capital leases or operating leases. Approximately $800 million in principal of these bonds (with total future principal and interest payments of approximately $1.5 billion as of May 31, 2003) is unconditionally guaranteed by FedEx Express. Of the $800 million bond principal, $45 million was in long-term debt and $204 million was in capital lease obligations at May 31, 2003.

NOTE 16: VARIABLE INTEREST ENTITIES

FedEx Express entered into a lease in July 2001 for two MD11 aircraft. These assets are held by a separate entity, which was established and is owned by independent third parties who provide financing through debt and equity participation. This lease is accounted for as an operating lease. Under current accounting principles generally accepted in the United States, the assets and the related obligations are excluded from the consolidated balance sheet and the entity is not consolidated. The original cost of the assets under the lease was approximately $150 million.

This lease contains residual value guarantees that obligate FedEx Express, not the third-party owners, to absorb the majority of the losses, if any, of the entity. The lease also provides FedEx Express with the right to receive any residual returns of the entity if they occur. At May 31, 2003, the residual value guarantee associated with this lease, which represents the maximum exposure to loss, was $89 million (included in the $134 million operating lease residual value guarantees disclosed in Note 15). Under FIN 46, we will be required to consolidate the separate entity that owns the two MD11 aircraft beginning September 1, 2003. Since the entity was created before February 1, 2003, we will initially measure the assets and liabilities at their carrying amounts, which are the amounts at which they would have been recorded in the consolidated financial statements if FIN 46 had been effective at the inception of the lease. Accordingly, our long-term assets and long-term liabilities will increase by approximately $140 million at September 1, 2003. The consolidation of this VIE will not have a material effect on our results of operations.

NOTE 17: COMMITMENTS AND CONTINGENCIES

Annual purchase commitments under various contracts as of May 31, 2003, were as follows (in millions):

	Aircraft	Aircraft-Related[1]	Other[2]	Total
2004	$ 31	$129	$286	$ 446
2005	8	183	84	275
2006	13	156	58	227
2007	111	141	16	268
2008	131	86	14	231
Thereafter	1,709	95	189	1,993

(1) Primarily aircraft modifications.
(2) Primarily vehicles, facilities, computers, other equipment and advertising and promotions contracts.

FedEx Express is committed to purchase one A300, two A310s, ten A380s and 19 ATR42s to be delivered through 2012. Deposits and progress payments of $27 million have been made toward these purchases and other planned aircraft-related transactions.

Operations in 2002 were significantly affected by the terrorist attacks on September 11, 2001. During 2002, we recognized a total of $119 million of compensation under the Air Transportation Safety and System Stabilization Act (the "Act"), of which $101 million has been received as of May 31, 2003. The amounts recognized were for our estimate of losses we incurred as a result of the mandatory grounding of our aircraft and for incremental losses incurred through December 31, 2001. All amounts recognized were reflected as reduction of operating expense under the caption "Airline stabilization compensation."

In the fourth quarter of 2003, the Department of Transportation ("DOT") asserted that we were overpaid by $31.6 million and has demanded repayment. We have filed requests for administrative and judicial review of this determination. We believe that we have complied with all aspects of the Act, that it is probable we will ultimately collect the remaining $18 million receivable and that we will not be required to pay any portion of the DOT's $31.6 million demand. We cannot be assured of the ultimate outcome; however, it is reasonably possible that a material reduction to the $119 million of compensation we have previously recognized under the Act could occur.

NOTE 18: LEGAL PROCEEDINGS

A class action lawsuit is pending in Federal District Court in San Diego, California against FedEx Express generally alleging that customers who had late deliveries during the 1997 Teamsters strike at United Parcel Service were entitled to a full refund of shipping charges pursuant to our money-back guarantee, regardless of whether they gave timely notice of their claim. At the hearing on the plaintiffs' motion for summary judgment, the court ruled against FedEx Express. Including accrued interest through May 31, 2003 and fees for the plaintiffs' attorney, the judgment totals approximately $70 million. We have denied any liability with respect to this claim and intend to vigorously defend ourselves in this case. We have appealed the judgment to the U.S. Court of Appeals for the 9th Circuit and oral argument is scheduled for July 2003. We expect a ruling in the next nine months. No accrual has been recorded as we believe the case is without merit and it is probable we will prevail upon appeal.

The Illinois state court has approved a settlement of the Illinois fuel surcharge class action matter. The lawsuit alleges that FedEx Express imposed a fuel surcharge in a manner that is not consistent with the terms and conditions of its contracts with customers. Under the terms of the settlement, we will issue coupons to qualifying class members toward the purchase of future FedEx Express shipping services. The coupons will be subject to certain terms and conditions and will be redeemable for a period of one year from issuance. All appeals that were filed by class members have been resolved. Coupons will be issued to participating class members in early July 2003. The ultimate cost to us under the settlement agreement will not be material.

Also, see Notes 11 and 17 for discussion of other legal proceedings.

FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect our financial position, results of operations or cash flows.

NOTE 19: ASSET IMPAIRMENTS

Asset impairment adjustments of $102 million at FedEx Express were recorded in the fourth quarter of 2001. Impaired assets were adjusted to fair value based on estimated fair market values. All charges relating to asset impairments were reflected as other operating expenses in the consolidated statements of income. The asset impairment charge consisted of two parts (in millions):

Certain assets related to the MD10 aircraft program	$ 93
Ayres program deposits and other	9
	$102

These aircraft procurement programs were in place to ensure adequate aircraft capacity for future volume growth. Due to lowered capacity requirements, it became evident during the fourth quarter of 2001 that FedEx Express had more aircraft capacity commitments than required. Certain aircraft awaiting modification under the MD10 program, which were not yet in service and were not being depreciated, and the purchase commitments for the Ayres aircraft were evaluated and determined to be impaired.

The MD10 program charge was comprised primarily of the write-down of impaired DC10 airframes, engines and parts to a nominal estimated salvage value. Costs relating to the disposal of the assets were also recorded. The disposal was substantially completed during 2002 and a $9 million credit was recognized in operating income in 2002. The Ayres program charge was comprised primarily of the write-off of deposits for aircraft purchases. Capitalized interest and other costs estimated to be unrecoverable in connection with the bankruptcy of Ayres Corporation were also expensed.

NOTE 20: RELATED PARTY TRANSACTIONS

A member of our Board of Directors, J.R. Hyde, III and his wife together own approximately 13% of HOOPS, L.P. ("HOOPS"), the owner of the NBA Memphis Grizzlies professional basketball team. Mr. Hyde, through one of his companies, also is the general partner of the minority limited partner of HOOPS. During 2002, FedEx entered into a multi-year, $90 million naming rights agreement with HOOPS that will be amortized to expense over the life of the agreement. Under this agreement, FedEx has certain marketing rights, including the right to name the new arena where the Grizzlies will play. Pursuant to a separate agreement with HOOPS, the City of Memphis and Shelby County, FedEx has agreed to pay $2.5 million a year for the balance of the twenty-five year term of the agreement if HOOPS terminates its lease for the new arena after 17 years. FedEx also purchased $2 million of municipal bonds issued by the Memphis and Shelby County Sports Authority, the proceeds of which are to be used to finance a portion of the construction costs of the new arena.

NOTE 21: OTHER EVENTS

On June 2, 2003, FedEx Express announced it will offer voluntary early retirement and severance programs during 2004 to continue resizing the FedEx Express U.S. organization and improving profitability. The first program will offer voluntary early retirement incentives, with enhanced pension and postretirement healthcare benefits, to certain groups of employees who are age 50 or older. The second program will offer voluntary severance incentives to eligible employees. Both programs are limited to eligible U.S. salaried staff employees and managers at FedEx Express.

Depending on employee acceptance rates, the pretax charge for these programs is estimated to be $230 million to $290 million in 2004, with most of the charge to be incurred in the first half of the year. Approximately one-third of the pretax charge will be cash. The remainder of the costs relate primarily to pension and postretirement healthcare liabilities. The cost of these programs will be reflected as a separate component of operating expenses.

On April 24, 2001, a subsidiary of FedEx Services committed to a plan to reorganize certain of its unprofitable, nonstrategic logistics business and reduce overhead. Total 2001 costs of $22 million were recorded in connection with this plan, primarily comprising costs for estimated contractual settlements of $8 million, asset impairment charges of $5 million and severance and employee separation of $5 million. Asset impairment charges were recognized to reduce the carrying value of long-lived assets (primarily software) to estimated fair values and an accrual of $17 million was recorded for the remaining reorganization costs. All charges were reflected as other operating expenses in the consolidated statements of income. The reorganization was completed in 2002 and based on actual expenses incurred during the year, a $3 million credit was recognized in operating income. Approximately 120 principally administrative positions were eliminated under the plan. The balance of the accrual at May 31, 2003 and 2002 was zero.

NOTE 22: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Revenues	**$5,445**	**$5,667**	**$5,545**	**$5,830**
Operating income	**283**	**427**	**269**	**492**
Net income	**158**	**245**	**147**	**280**
Basic earnings per common share[1]	**0.53**	**0.82**	**0.49**	**0.94**
Diluted earnings per common share	**0.52**	**0.81**	**0.49**	**0.92**
2002				
Revenues	$5,037	$5,135	$5,019	$5,416
Operating income	235	433	237	416
Income before cumulative effect of change in accounting principle	124	245	120	236
Net income	109	245	120	236
Basic earnings per common share:				
Income before cumulative change in accounting principle	0.42	0.82	0.40	0.79
Cumulative effect of change in accounting for goodwill[2]	(0.05)	–	–	–
Basic earnings per common share	0.37	0.82	0.40	0.79
Diluted earnings per common share:				
Income before cumulative change in accounting principle	0.41	0.81	0.39	0.78
Cumulative effect of change in accounting for goodwill[2]	(0.05)	–	–	–
Diluted earnings per common share	0.36	0.81	0.39	0.78

(1) The sums of the quarterly earnings per share do not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective periods.
(2) See Note 4 for additional information.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the two years in the period ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of FedEx Corporation as of May 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations and whose report dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation as of May 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

Ernst + Young LLP

Memphis, Tennessee
June 23, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of FedEx Corporation:

We have audited the accompanying consolidated balance sheets of FedEx Corporation (a Delaware corporation) and subsidiaries as of May 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of FedEx's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FedEx Corporation as of May 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee
June 27, 2001

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with FedEx Corporation's filing on Form 10-K for the year ended May 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this annual report.

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2003. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere herein.

(In millions, except per share amounts and other operating data)	2003	2002	2001[1]	2000	1999
Operating Results					
Revenues	**$22,487**	$20,607	$19,629	$18,257	$16,773
Operating income	**1,471**	1,321	1,071[2]	1,221	1,163
Income from continuing operations before income taxes	**1,338**	1,160	927	1,138	1,061
Income from continuing operations before cumulative effect of change in accounting principle	**830**	725	584	688	631
Cumulative effect of change in accounting for goodwill[3]	**–**	(15)	–	–	–
Net income	**$ 830**	$ 710	$ 584	$ 688	$ 631
Per Share Data					
Earnings per share:					
Basic:					
Income before cumulative effect of change in accounting principle	**$ 2.79**	$ 2.43	$ 2.02	$ 2.36	$ 2.13
Cumulative effect of change in accounting for goodwill[3]	**–**	(0.05)	–	–	–
	$ 2.79	$ 2.38	$ 2.02	$ 2.36	$ 2.13
Assuming dilution:					
Income before cumulative effect of change in accounting principle	**$ 2.74**	$ 2.39	$ 1.99	$ 2.32	$ 2.10
Cumulative effect of change in accounting for goodwill[3]	**–**	(0.05)	–	–	–
	$ 2.74	$ 2.34	$ 1.99	$ 2.32	$ 2.10
Average shares of common stock outstanding	**298**	298	289	292	296
Average common and common equivalent shares outstanding	**303**	303	293	296	301
Cash dividends declared	**$ 0.15**	$ 0.05	–	–	–
Financial Position					
Property and equipment, net	**$ 8,700**	$ 8,302	$ 8,100	$ 7,084	$ 6,559
Total assets	**15,385**	13,812	13,392	11,527	10,648
Long-term debt, less current portion	**1,709**	1,800	1,900	1,776	1,360
Common stockholders' investment	**7,288**	6,545	5,900	4,785	4,664
Other Operating Data					
FedEx Express aircraft fleet	**643**	647	640	663	634
Average full-time equivalent employees and contractors	**190,918**	184,953	176,960	163,324	156,386

(1) Results for 2001 include the financial results of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes).

(2) Asset impairment charges of $102 million ($65 million, net of tax) at FedEx Express and reorganization costs of $22 million ($14 million, net of tax) at FedEx Supply Chain Services were recorded in 2001. See Notes 19 and 21 of the accompanying audited financial statements.

(3) Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million or $0.05 per share, net of tax) to reduce the carrying value of certain goodwill to its implied fair value. See Note 4 of the accompanying audited financial statements.

Board of Directors

James L. Barksdale[3]
Chairman and President
Barksdale Management Corporation
Philanthropic investment company

August A. Busch IV[2]
President
Anheuser-Busch, Inc.
Brewing organization

Ralph D. DeNunzio[2*]
President
Harbor Point Associates, Inc.
Private investment and consulting firm

John A. Edwardson[1]
Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Judith L. Estrin[3*]
President and Chief Executive Officer
Packet Design, LLC
Internet technology company

F. Sheridan Garrison[2]
Chairman Emeritus and Founder
American Freightways, Inc.

Philip Greer[1*]
Managing Director
Greer Family Consulting &
Investments, LLC
Investment management firm

J.R. Hyde, III[2]
Chairman
Pittco Management, LLC
Investment management firm

Dr. Shirley A. Jackson[3][4]
President
Rensselaer Polytechnic Institute
Technological university

George J. Mitchell[4]
Partner
Piper Rudnick LLP
Law firm

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Dr. Joshua I. Smith[1]
Chairman and Managing Partner
Coaching Group, LLC
Consulting firm

Paul S. Walsh[2]
Group Chief Executive Officer
Diageo plc
Consumer food and beverage company

Peter S. Willmott[1][4*]
Chairman and Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm

(1) Audit Committee
(2) Compensation Committee
(3) Information Technology Oversight Committee
(4) Nominating & Governance Committee
** Committee Chair*

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President and Chief Information Officer

Kenneth R. Masterson
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

James S. Hudson
Corporate Vice President and Chief Accounting Officer

FedEx Express

David J. Bronczek
President and Chief Executive Officer

David F. Rebholz
Executive Vice President, Operations and Systems Support

Michael L. Ducker
Executive Vice President, International

FedEx Freight

Douglas G. Duncan
President and Chief Executive Officer

Patrick L. Reed
President and Chief Executive Officer, FedEx Freight East

Keith E. Lovetro
President and Chief Executive Officer, FedEx Freight West

FedEx Ground

Daniel J. Sullivan
President and Chief Executive Officer

Ivan T. Hofmann
Executive Vice President and Chief Operating Officer

Rodger G. Marticke
Executive Vice President, Administration

FedEx Custom Critical

John G. Pickard
President and Chief Executive Officer

FedEx Trade Networks

G. Edmond Clark
President and Chief Executive Officer

CORPORATE INFORMATION

Stock Listing: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

Stockholders: At July 7, 2003, there were 17,459 stockholders of record.

Market Information: Following are high and low sale prices and cash dividends, by quarter, for FedEx Corporation common stock in 2003 and 2002.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2003				
High	**$57.25**	**$56.24**	**$58.60**	**$64.35**
Low	**43.71**	**42.75**	**47.70**	**48.18**
Dividend	**0.05**	**0.05**	**0.05**	**0.05**
FY 2002				
High	$43.58	$47.50	$58.91	$61.35
Low	35.99	33.15	45.13	49.85

Dividends: FedEx paid its first cash dividend on July 8, 2002 and has paid a cash dividend of $0.05 per share of common stock each subsequent quarter, including on July 1, 2003. We expect to continue to pay regular quarterly cash dividends, though each subsequent quarterly dividend is subject to review and approval by our Board of Directors.

Corporate Headquarters: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500.

Annual Meeting: The annual meeting of stockholders will be held at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee, on Monday, September 29, 2003, at 10:00 a.m. Central time.

General and Media Inquiries: Contact Shirlee M. Clark, Director, Corporate Communications, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 434-8400.

Stockholder Account Inquiries: Contact EquiServe Trust Company, N.A., P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617/John H. Ruocco (312) 499-7033.

Direct Stock Purchase and Dividend Reinvestment Inquiries: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call EquiServe at (800) 446-2617 or visit their direct stock purchase plan Web site at equiserve.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareholders to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

Financial Information, including Form 10-K: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. You will be mailed a copy of the Form 10-K upon request to Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov.

Investment Community Inquiries: Contact J. H. Clippard, Jr., Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com or visit our Web site at fedex.com.

Independent Auditors: Ernst & Young LLP, Memphis, Tennessee.

Equal Employment Opportunity: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, age, disability or, where applicable, veteran or marital status.

This entire annual report is printed on recycled paper.

Design: EAI/Atlanta Printing: Lithographix, Inc. Photography: Derek Shapton, Christopher Wahl



FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com